111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com

Jeremy Stonehill
Direct: (312) 836-4032
Facsimile: (312) 275-7609
E-mail: jstonehill@shefskylaw.com

IN REFERENCE TO:
028620-00001

July 29, 2009

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:Vitacost.com, Inc.

Registration Statement on Form S-1

File No. 333-143926

Filed June 20, 2007

Dear Mr. Owings:

We are writing on behalf of our client, Vitacost.com, Inc. (the “Company”), in response to comment Nos. 3, 5 and 10 contained in your correspondence, dated July 10, 2009. Being filed herewith are the various third-party reports and statistics referenced in the S-1. Each report is cross-referenced to the relevant disclosure in the S-1. Further, for your convenience, we are including a table of contents indicating the reports relied upon with respect to each particular comment.

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill

VITACOST.COM, INC.

RESPONSE TO SEC COMMENT LETTER, DATED JULY 10, 2009:

THIRD PARTY REPORTS

TABLE OF CONTENTS

COMMENT & RESPONSE	TAB

Comment No. 3: Please provide support for your statement in the first paragraph that you are a “leading” online retailer and direct marketer of health and wellness products, and explain by what measurement you are making this statement. Please also provide support for your statement in the third paragraph on page three that your website and catalogs allow customers to purchase products at prices, on average, 30% to 60% lower than suggested retail prices.

Response: For support regarding our statement that we are a “leading” online retailer and direct marketer of health and wellness products, see:

Internet Retailer: Top 500 Guide Buyer’s Survey Results	Al

Comment No. 5: We note your response to comment three of our October 18, 2007 letter indicating you have updated the statistics cited in your registration statement, and we reissue our comment. Please provide copies of the various reports, articles and studies to which you refer appropriately marked and dated.

Response: See Tab B for an excerpt of the Registration Statement’s “Business” section including cross-references to the following reports, articles and studies:

Inc. Magazine’s “Inc. 500 Lifetime Hall of Fame”	B1

Forrester Report: US Online Retail Forecast, 2008 To 2013	B2

Council for Responsible Nutrition: Consumer Confidence in Dietary Supplements Remains Steady, Annual Survey Results Show	B3

Nutrition Business Journal’s (NBJ) 2009 U.S. Nutrition Industry Overview	B4

NBJ’s 2008 Supplement Business Report	B5

Opinion Research Corporation: How America Searches: Health and Wellness	B6

Natural Marketing Institute (NMI): Survey	B7

Centers for Medicare and Medicaid: National Health Expenditures	B8

U.S. Census Bureau: Statistical Abstract of the United States: 2009	B9

Comment No. 10: Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your risk factor disclosure on page 10 regarding the current economic downturn and how that may affect your future growth. Discuss whether you expect this or any other trends you identify to continue and how they may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350 (December 19, 2003).

Response: In response to Comment No. 10, we amended the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to include a discussion of trends affecting our business. The amendment refers to various third party reports, articles and studies. See Tab C for an excerpt of the amendment including cross-references to the following reports, articles and studies:

U.S. Department of Health and Human Services: 65+ in the United States: 2005	C1

California HealthCare Foundation: Snapshot Health Care Costs 101, 2008	C2

Mintel International Group Limited: Health and Fitness Clubs – US – June 2009	C3

TAB A1

Top 500 Guide® Buyer's Survey Results

Since we published the 2007 Edition of the Internet Retailer Top 500 Guide®, we've been telling you it answers your key questions about America's burgeoning e-retailing business. Since then, we've sold more than 8,000 copies of the Guide, which ranks America's 500 largest e-retailers based on their annual online sales and provides complete data on their operations, performance and growth as well as strategic profiles on every one. Now, we have proof of our assertion that this comprehensive database on e-retailing has become an indispensable research tool for e-retailers looking to improve their competitive position, solution providers looking for e-commerce clients and anyone doing serious research on the e-retailing market.

This proof takes the form of an online survey conducted of buyers of the Top 500 Guide®. If there was any doubt they are completely satisfied with their purchase of the Guide, it is entirely dispelled by the remarkable results of this three-minute survey, which was completed by nearly 10% of all buyers.

Complete Results of the Top 500 Guide® Buyers Survey
The responses to the principal questions in the survey reveal the Top 500 Guide® is a major competitive research tool referred to frequently by buyers, shared with their co-workers and highly recommended to their colleagues results:

1. **Content:** Few publications receive more favorable reviews than the Top 500 Guide® gets from buyers about its the content as "Excellent" or "Very Good," and another 21% rate it as "Good." **Click to See Results**.
2. **Frequency of Usage:** The Top 500 Guide®'s high content ratings are clearly supported by the buyers usage rep them refer to their copy of the Guide at least once a week, which is why we call it the "Bible of E-Retailing." **Click**
3. **The Pass-Around Factor:** The buyers of the Top 500 Guide® typically aren't the only ones in their companies u its value as a reference tool. In fact, nearly half of the copies purchased are regularly used by three or more peop **Results**.
4. **Serious Research:** While the Top 500 Guide® provides contact data on 1,700 executives in e-retailing business vendors as a prospecting tool, its primary value is as a research tool that provides e-retailers with competitive an **See Results**.
5. **It's Worth The Money:** In today's environment of free information on the Internet, publishers have trouble getting any information, no matter how valuable it may be to them. But when it comes to objective market research, you and 92% of the buyers of the Top 500 Guide® believe they got a good deal for their modest investment. **Click to**
6. **Buyers Recommend The Guide:** The buyers of the Top 500 Guide® overwhelmingly recommend that their coll databook. **Click to See Results**.


internet retailer
TOP 500 GUIDE

America's Top Ten Retail Businesses				
Rank	Company	Web Sales Volume	Rank	Company
1	Amazon.com Inc.	$19.2 B	6	OfficeMax Inc.
2	Staples Inc.	$7.7 B	7	Sears Holding Corp.
3	Dell Inc.	$4.8 B	8	CDW Corp.
4	Office Depot Inc.	$4.8 B	9	Newegg.com
5	Apple Inc.	$3.6 B	10	Best Buy

Internet Retailer Top 500 Retail Web Sites

123inkjets.com
1-800 Contacts Inc.
1-800-Flowers.com Inc.
1800mattress.com
3balls.com Inc.
4inkjets.com
A&E Television Networks
A/X Armani Exchange
Abercrombie & Fitch Co.
Abt Electronics Inc.
AC Lens
Ace Hardware Corp.
Action Envelope
Action Village Inc.
adidas America Inc.
Adorama Camera Inc.
AED Superstore
Aéropostale Inc.
AJ Madison Inc.
Alibris Inc.
AllergyBuyersClub.com
Altrec.com Inc.
Amazon.com Inc.
American Apparel Inc.
American Eagle Outfitters Inc.
American Girl LLC
American Greetings Corp.
American Musical Supply Inc.
American Power Conversion
AmericanBlinds.com
AmericaRX.com
AmeriMark Direct LLC
Amway Global
Ann Taylor Stores Corp.
Apple Inc.
Aqua Superstore Inc.
Army & Air Force Exchange Service
Art.com Inc.
Artbeads.com (PROTOCOL II Inc.)
AutoAnything
AutoZone Inc.
Avelle | The New Bag Borrow or Steal
Avon Products Inc.

Etronics Inc.
Everything Furniture Inc.
Everything2go.com LLC
Express LLC
FansEdge Inc.
Fat Brain Toys
Fathead LLC
Fingerhut Direct Marketing Inc.
Fins, Furs, and Feathers Inc.
FirstStreet
Folica Inc.
Follett Higher Education Group
Foot Locker Inc.
Football Fanatics Inc.
Forever 21
Fossil Inc.
FragranceNet.com Inc.
Franklin Covey Co.
Frederick's of Hollywood Inc.
FreshDirect LLC
Frys.com
FTD Group Inc.
Furniture.com Inc.
FYE.com
Gaiam Inc.
GameFly Inc.
GameStop Corp.
Gander Mountain
Gap Inc. Direct
Gardener's Supply Co.
Garmin Ltd.
General Nutrition Centers Inc.
GiftTree.com (Gift Services)
Goldspeed.com Inc.
Golfballs.com Inc.
Golfsmith International Holdings Inc.
GourmetGiftBaskets.com
Green Mountain Coffee Roasters Inc.
Guess? Inc.
Hallmark Cards Inc.
HamGo Corp.
Hammacher Schlemmer & Co. Inc.
Hancock Fabrics Inc.

Patagonia Inc.
Payless ShoeScur
PC Connection Inc
PC Mall Inc.
PC Universe Inc.
pcRUSH.com
Peapod LLC
Perfume.com
PersonalCreations
PersonalizationMal
Peruvian Connecti
PETCO Animal Su
PetMed Express In
PetSmart Inc.
PetsUnited LLC
Phat Fashions LLC
Playboy Enterprise
Potpourri Group In
Powell's Books Inc
Power Equipment I
PrintingForLess.co
PropertyRoom.com
Quiksilver Inc.
QVC Inc.
RadioShack Corp.
Ralph Lauren Medi
Real Networks Inc.
Recreational Equip
Redcats USA
Replacements Ltd.
ReStockIt.com
Restoration Hardw
Ritz Interactive Inc
Road Runner Spor
Rock Bottom Golf
Rockler Woodwork
Rooms To Go Inc.
Ross-Simons Inc.
RoyalDiscount.com
Rugs Direct
Rugs USA
Safeway Inc.
Saks Direct

B&H Photo-Video-Pro Audio
BabyAge.com Inc.
Bare Necessities
BarnesandNoble.com Inc.
Barneys New York Inc.
Barrie Pace
Bass Pro Outdoor Online LLC
Batteries.com Inc.
Beach Audio Inc.
Bealls Inc.
Beauty Encounter Inc.
bebe stores inc.
Beckett Media LP
Bed Bath & Beyond Inc.
Belk Ecommerce LLC
Bellacor Inc.
Benchmark Brands Inc.
Best Buy Co.
Biblio Inc.
Bidz.com Inc.
Big Fish Games Inc.
BikeBandit.com
BizChair.com
BJ's Wholesale Club
Black Forest Decor LLC
Blinds.com
BlissWorld LLC
Blockbuster Inc.
Blue Bay Inc.
Blue Nile Inc.
Bluefly Inc.
Books-A-Million Inc.
Boot Barn Inc.
Borders Direct
Boscov's Department Store LLC
Bose Corp.
Boston Proper Inc.
Bowflex.com (Nautilus Inc.)
Brigade Quartermasters Ltd.
Brooks Brothers
Brookstone Inc.
Build-A-Bear Workshop Inc.
Bulbs.com
Burberry Ltd.
Buy.com Inc.
BuyOnlineNow.com (BuyComputerNow Inc.)
C.C. Filson Co.
Cabela's Inc.
CableOrganizer.com Inc.
CaféPress.com
Calendars.com LLC
Callaway Golf Interactive
Calumet Photographic Inc.
Camping World Inc.
Campmor Inc.
Carrot Ink LLC
Casual Male Retail Group Inc.
CD Universe
CDW Corp.
Charlotte Russe Holding Inc.
Charming Shoppes Inc.
Cheaper Than Dirt
Chelsea & Scott Ltd.
Chico's FAS Inc.
Children's Wear Digest Inc.
Christian Book Distributors Inc.
Christopher & Banks
Circuit City Stores Inc.
Classic Closeouts LLC

Hanna Andersson Corp.
Hanover Direct Inc.
Harriet Carter Gifts Inc.
Harry and David Holdings Inc.
Hat World Corp. (Genesco Inc.)
Henry Modell & Co. Inc.
Hickory Farms Inc.
HobbyTron.com
HomeCenter.com
Hot Topic Inc.
HP Home & Home Office Store
HSN Inc.
Ice.com Inc.
ID Wholesaler
iFurn.com Inc.
igourmet LLC
iHerb Inc.
Improvement Direct Inc.
Indigo Books & Music Inc.
Infinity Resources Inc.
InkSell.com
Instawares LLC
International Software Solutions Systems Inc.
InterWorld Highway LLC
Ira Wood & Sons Inc.
iRobot Corp.
ivgStores LLC
J&R Electronics Inc.
J. Crew Group Inc.
J.C. Penney Co. Inc.
Jeffers Inc.
Jewelry Television
JJBuckley.com
Joann.com
Jockey International Inc.
Jomashop.com
Jones Retail Corp. (Jones Apparel Group Inc.)
Jos. A. Bank Clothiers Inc.
Junonia Ltd.
JustFlowers.com Inc.
K&L Wine Merchants
Karmaloop LLC
Kenneth Cole Productions Inc.
King Arthur Flour Company Inc.
KitchenSource.com
Kohl's Corp.
L.L. Bean Inc.
LA Police Gear Inc.
Lakeside Collection
Lamps Plus Inc.
Lancome-USA.com
LeapFrog Enterprises Inc.
Leather Tree Inc.
LeatherUp.com
LEGO Brand Retail Inc.
Levenger Co.
Levi Strauss & Co.
LifeWay Christian Resources
Lillian Vernon Corp.
Limoges Jewelry (MBM Co. Inc.)
Lion Brand Yarn Co.
Living Direct Inc.
Liz Claiborne Inc.
Lowe's Cos. Inc.
Luggage Online
LumberLiquidators.com
Macy's Inc.
Magellan's International Travel Corp.
Manufacturers Resource Network

Sam Ash Music Cc
Scentiments.com
Scholastic Inc.
School Specialty O
Sears Holdings Co
Select Comfort Co
Select Shops
SensationalBeginn
Sephora USA Inc.
Sheet Music Plus L
Sheplers Inc.
Shoebuy.com Inc.
ShoeMall.com
Shoes.com Inc., a
Shop PBS
Shop4tech.com
ShopNBC.com
ShoppersChoice.c
Shutterfly Inc.
Sierra Trading Pos
Skechers USA Inc.
SkinStore.com
Skymall Inc.
SmartBargains.con
Smith & Hawken L
SmoothFitness.cor
Softchoice Corp.
SolidSignal.com
Sonic Electronix
SonyStyle.com
Spanx Inc.
Spiegel Brands Inc
SportsGiant LLC
Stacks and Stacks
Standard Tools an
Staples Inc.
Stomp
Stroll LLC
Super Warehouse
SuperMediaStore.c
Sur La Table Inc.
Sweetwater.com
Systemax Inc.
Target Corp.
Team Express Inc.
Tech for Less LLC
Tempur-Pedic Inte
The Betty Mills Co.
The Bon-Ton Store
The Buckle Inc.
The Children's Pla
The Container Sto
The Discovery Che
The Estee Lauder
The Finish Line Inc
The Guild Inc.
The Gymboree Co
The Hershey Com
The Home Depot I
The Knot Inc.
The Men's Wearho
The Merrick Group
The Neiman Marcu
The North Face
The Original Hone
The Orvis Co. Inc.
The Pfaltzgraff Co.
The Shopping Cha
The Sports Authori

Coach Inc.
Coastal Contacts Inc.
CoffeeForLess.com
Coldwater Creek Inc.
CompSource Inc.
Comp-U-Plus
Computer Geeks
Cooking.com Inc.
Cost Plus Inc.
Costco Wholesale Corp.
Costume Craze LLC
CPA2Biz Inc.
Crate and Barrel
Creative Technology Ltd.
Crutchfield Corp.
CSN Stores LLC
CustomInk.com
CVS Corp.
Cymax Stores Inc.
Danskin.com (Triumph Apparel Corp.)
Databazaar.com
David's Bridal Inc.
Decorative Hardware Direct
Decorative Product Source Inc.
dELiA*s Inc.
Dell Inc.
Design Within Reach Inc.
Designer Plumbing Outlet
Diapers.com
Dick's Sporting Goods Inc.
Dillard's Inc.
Directron.com
Discount Dance Supply
Discount Ramps.com LLC
DiscountOfficeItems.com
Disney Shopping Inc.
Dover Saddlery Inc.
DrJays.com
Drs. Foster and Smith
drugstore.com Inc.
DVD Empire
Dyscern LLC
Eastern Mountain Sports Inc.
eBags.com
eCampus.com
eCOST.com Inc.
Eddie Bauer
eDiets.com Inc.
eForCity Corp.
eHobbies.com
Eileen Fisher Inc.
eMusic.com Inc.
Entertainment Earth Inc.
Ergo In Demand Inc.

Market Day Corp.
MarketAmerica
Mattress USA Inc.
MaxFurniture.com (Max Industries Inc.)
Meijer Inc.
Mikasa Inc.
Miles Kimball Co.
MLB Advanced Media
Moosejaw Mountaineering
Motorcycle Superstore Inc.
Mountain Equipment Co-op
Mrs. Fields Famous Brands LLC
Musician's Friend Inc.
Musicnotes Inc.
MyMMs.com
NASCAR.com Superstore
National Business Furniture
National Football League
National Hockey League
National Trade Supply (NTsupply.com)
NBA Media Ventures LLC
NBTY Inc.
Netflix Inc.
NetShops Inc.
New York & Co. Inc.
Newegg Inc.
Niche Retail LLC
Nike Inc.
Nordstrom Inc.
Northern Tool + Equipment Co.
Novica.com
Nutrisystem Inc.
Oakley Inc.
Office Depot Inc.
OfficeMax Inc.
OmahaSteaks.com Inc.
One Way Furniture Inc
OneCall.com
Online Sports
Online Stores Inc.
Onlineshoes.com
OpticsPlanet Inc.
Orchard Brands Corp.
Organize.com Inc.
Oriental Trading Co. Inc.
OvernightPrints.com
Overstock.com Inc.
Pacific Sunwear of California Inc.
Palm Inc.
PalmBeach Jewelry
Panasonic Corp. of North America
Paragon Sporting Goods Co. LLC
Parts Express International
PartsAmerica.com (Advance Auto Parts)
PartStore.com

The Swiss Colony
The Talbots Inc.
The Timberland Cc
The Vermont Tedd
The Wet Seal Inc.
The Yankee Candl
TheWatchery.com
Things Remember
ThinkGeek Inc.
Thompson and Co
Tiffany & Co.
TigerGPS.com Ltd
TimeLife.com
Tool King LLC
ToolBarn.com Inc.
Toolfetch.com LLC
Toolup.com
Touch of Class
Toys 'R' Us Inc.
Tupperware Brand
Tween Brands Inc.
U.S. Auto Parts Ne
ULTA Salon, Cosm
UnbeatableSale.co
Uncommon Goods
Under Armour Inc.
Urban Outfitters In
Venus Swimwear I
Vera Bradley Retai
Victoria's Secret
VictoryStore.com
Vintage Tub and B
VistaPrint Ltd.
Vitacost.com Inc.
VitaminShoppe.co
W.E. Aubuchon Inc
Walgreen Co.
Walmart.com
WeightWatchers.c
West Marine Produ
Whitney Automotiv
Williams-Sonoma I
Wine.com Inc.
Woot.com
Working Persons E
World Traveler
World Wrestling Er
Xoxide Inc.
Xtremez.com
YesAsia.com Ltd.
YOOX Group
Your Electronic W
Zale Corp.
Zappos.com Inc.
Zazzle.com Inc.

THE TOP 500 WEB RETAILERS RANKED BY PRINCIPAL MARKET

52 Shop4tech.com	444	$12,072,000	0.05%	45
53 International Software Solutions Systems	449	$11,844,000[1]	0.05%	50
54 FirstStreet	454	$11,700,000	0.05%	46
55 Dyscern LLC	477	$10,500,000	0.04%	NA
Total 2008 computers/electronics category sales				$23,687,399,296
Total 2007 computers/electronics category sales				$21,116,455,389
Growth				12%
Category share of total 2008 Top 500 sales				20%
Category share of total 2007 Top 500 sales				20%

FLOWERS / GIFTS

1-800-Flowers.com Inc. continues to com[illegible]and market share in the flowers and gifts category. The multichannel retailer re[illegible]ted flat sales growth in 2008, with a .08% increase to $749.8 million from $7[illegible] million in 2007, right in step with the market's 1% growth rate. Yet 1-800-[illegible]wers still holds a 51.2% share of the market, followed by FTD Group Inc. at [illegible]%. GourmetGiftBaskets.com was the third-fastest growing Internet retailer [illegible] Top 500, rising 172.7% from $4.4 million in 2007 to $12 million in 2008.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 1-800-Flowers.com Inc.	31	$749,[illegible]000	51.23%	1
2 FTD Group Inc.	60	$265,2[illegible]000[1]	18.12%	2
3 Hallmark Cards Inc.	131	$97,643,[illegible]	6.67%	3
4 Potpourri Group Inc.	150	$82,300,0[illegible]0	5.62%	6
5 American Greetings Corp.	157	$78,700,0[illegible]	[illegible].38%	5
6 The Vermont Teddy Bear Co.	193	$53,000,000	[illegible]62%	8
7 PersonalCreations.com	194	$52,530,000[1]	[illegible]	9
8 JustFlowers.com Inc.	340	$21,000,000[1]	[illegible]	10
9 The Yankee Candle Co. Inc.	392	$16,100,000[1]	1.[illegible]	11
10 GiftTree.com	405	$15,100,000[1]	1.0[illegible]	12
11 GourmetGiftBaskets.com	446	$12,000,000	0.82[illegible]	NA
12 Harriet Carter Gifts Inc.	465	$11,000,000[1]	0.75%	13
13 Uncommon Goods LLC	495	$9,300,000[1]	0.64%	[illegible]
Total 2008 flowers/gifts category sales				$1,463,730,351
Total 2007 flowers/gifts category sales				$1,448,906,440
Growth				1%
Category share of total 2008 Top 500 sales				1%
Category share of total 2007 Top 500 sales				1%

FOOD / DRUG

The top three e-retailers in the food and drug category accounted for 34% of sales in the market. NutriSystem Inc. had an 11.4% web sales decline in 2008, but Peapod LLC a 10% web revenue increase and Drugstore.com an 8% lift. Together the three topped the $1.1 billion mark in e-commerce revenue. Retail and grocery chain Meijer logged the second-fastest growth among Top 500 e-retailers at 242.8%, rising from $2.8 million in web sales in 2007 to $9.6 million in 2008. In late 2008 Meijer rolled out online bulk grocery ordering that offers 2,000 products.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 Nutrisystem Inc.	46	$376,121,706	11.48%	NA
2 Peapod LLC	47	$373,000,000	11.39%	2
3 drugstore.com Inc.	48	$366,600,000	11.19%	1
4 FreshDirect LLC	62	$264,132,000[1]	8.06%	3
5 Walgreen Co.	68	$220,492,800[1]	6.73%	4
6 Harry and David Holdings Inc.	78	$193,700,000	5.91%	5
7 CVS Corp.	82	$187,027,315[1]	5.71%	7
8 Weight Watchers International Inc.	84	$185,800,000	5.67%	NA
9 Safeway Inc.	86	$182,560,000[1]	5.57%	6
10 The Swiss Colony Inc.	91	$175,000,000[1]	5.34%	20
11 Market Day Corp.	95	$163,215,000[1]	4.98%	8
12 OmahaSteaks.com Inc.	111	$132,594,685[1]	4.05%	9
13 Green Mountain Coffee Roasters	120	$111,300,000	3.40%	12
14 NBTY Inc.	136	$92,800,000	2.83%	10
15 Wine.com Inc.	218	$44,550,000[1]	1.36%	13
16 Hickory Farms Inc.	260	$34,637,939[1]	1.06%	14
17 eDiets.com Inc.	322	$23,935,000	0.73%	NA
18 The Hershey Co.	331	$22,000,000[1]	0.67%	15
19 JJBuckley.com	337	$21,500,000	0.66%	17
20 K&L Wine Merchants	356	$19,980,000[1]	0.61%	16
21 The Original HoneyBaked Ham Co. of Georgia	395	$15,965,530	0.49%	NA
22 Mrs. Fields Gifts Inc.	422	$13,680,000[1]	0.42%	19
23 igourmet LLC	447	$12,000,000	0.37%	18
24 MyMMs.com	455	$11,532,000[1]	0.35%	NA
25 King Arthur Flour Co. Inc.	458	$11,339,000	0.35%	NA
26 CoffeeForLess.com	483	$10,000,000	0.31%	21
27 Meijer Inc.	489	$9,600,000	0.29%	NA
Total 2008 food/drug category sales				$3,275,062,976
Total 2007 food/drug category sales				$3,000,651,725
Growth				9%
Category share of total 2008 Top 500 sales				3%
Category share of total 2007 Top 500 sales				3%

HARDWARE / HOME IMPROVEMENT

The Home Depot Inc. felt the economic tremors down to its foundation, logging only a 1% web sales increase for 2008. But the hardware and home improvement chain kept its lock on market share for the second year in a row at 32.14%. Northern Tool + Equipment Co., with a 14.72% share of the market, reported a 7.07% e-commerce revenue increase, right in line with the market growth rate of 7%. Ace Hardware Corp. was among the fastest growing web retailers in the Top 500, reporting $11.7 million in web sales for 2008, up by 40.2% from $8.4 million in the prior year.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 The Home Depot Inc.	43	$438,735,264[1]	32.14%	1
2 Northern Tool + Equipment Co.	74	$200,000,000	14.72%	3
3 Lowe's Cos. Inc.	76	$194,790,420[1]	14.33%	2
4 Improvement Direct Inc.	127	$102,000,000	7.51%	4
5 Decorative Product Source Inc.	192	$53,000,000[1]	3.90%	6
6 LumberLiquidators.com	234	$39,666,000[1]	2.92%	8
7 Bobcat Corp.	249	$37,000,000[1]	2.72%	9
8 Decorative Hardware Direct	251	$36,720,000[1]	2.70%	7
9 Tool King LLC	320	$24,200,000	1.78%	10
10 Manufacturers Resource Network	342	$20,800,000[1]	1.53%	11
11 Toolup.com	343	$20,710,000	1.52%	13
12 Rockler Woodworking and Hardware	346	$20,439,216[1]	1.50%	27
[illegible] PartStore.com	350	$20,200,000	1.49%	22
[illegible] Power Equipment Direct Inc.	354	$20,000,000	1.47%	14
[illegible] Trade Supply	367	$18,700,000	1.38%	15
16 [illegible] Aubuchon Inc.	409	$15,000,000[1]	1.10%	16
17 [illegible] Tub and Bath	415	$14,433,108	1.06%	20
18 K[illegible]Source.com	427	$13,142,250[1]	0.97%	18
19 Ho[illegible].com	432	$13,000,000[1]	0.96%	17
20 Bu[illegible]	441	$12,200,000	0.90%	NA
21 D[illegible]	443	$12,100,000	0.89%	24
22 To[illegible]	448	$11,900,000	0.88%	21
[illegible]	451	$11,780,760	0.87%	26
[illegible]	476	$10,503,170	0.77%	23
Total 20[illegible] improvement category sales				$1,359,020,187
Total 2007 [illegible] improvement category sales				$1,273,987,760
Growth				7%
Category share of total 20[illegible] Top 500 sales				1%
Category share of total 2007 Top [illegible] sales				1%

HEALTH / BEAUTY

Health and beauty category retailers outperformed 2007's growth rate. For 2008, the sector growth rate was 14% compared with 11% in the prior year. Amway Global (formerly known as Quixtar) and Avon Products once again ruled the category with almost 57% of the market. Online vitamin, supplements and health products retailer Vitacost.com was among the fastest-growing merchants with sales rising 45.74% to $126.5 million in 2008 from $86.8 million in 2007.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 Amway Global	28	$904,050,000[1]	31.05%	1
2 Avon Products Inc.	30	$753,787,255[1]	25.89%	2
3 1-800 Contacts Inc.	104	$148,720,000[1]	5.11%	3
4 Sephora USA Inc.	112	$130,899,434[1]	4.50%	4

[1] Internet Retailer estimate Source: The Internet Retailer Top 500 Guide

5 Vitacost.com Inc.	114	$126,500,000	4.35%	6
6 Coastal Contacts Inc.	118	$119,000,000	4.09%	5
7 The Estee Lauder Cos. Inc.	129	$99,000,000[1]	3.40%	18
8 Diapers.com	140	$89,000,000	3.06%	11
9 FragranceNet.com Inc.	158	$78,000,000	2.68%	7
10 VitaminShoppe.com	171	$62,160,000[1]	2.14%	8
11 iHerb Inc.	180	$59,000,000	2.03%	9
12 Skinstore.com	220	$44,000,000[1]	1.51%	10
13 Folica Inc.	235	$39,600,000[1]	1.36%	12
14 General Nutrition Centers Inc.	253	$36,000,000[1]	1.24%	NA
15 Gaiam Inc.	254	$35,825,323	1.23%	13
16 AC Lens	306	$26,300,000	0.90%	15
17 BlissWorld LLC	319	$24,610,000[1]	0.85%	NA
18 ULTA Salon, Cosmetics & Fragrance	339	$21,265,380[1]	0.73%	14
19 Lancome-USA.com	362	$19,375,200[1]	0.67%	17
20 Beauty Encounter Inc.	366	$18,800,000	0.65%	16
21 AED Superstore	377	$17,374,231	0.60%	NA
22 AllergyBuyersClub.com	379	$17,292,000	0.59%	19
23 Scentiments.com	384	$16,986,000	0.58%	20
24 AmericaRX.com	416	$14,326,824	0.49%	21
25 Perfume.com	496	$9,270,000	0.32%	22
Total 2008 health/beauty category sales				$2,911,141,647
Total 2007 health/beauty category sales				$2,563,209,556
Growth				14%
Category share of total 2008 Top 500 sales				3%
Category share of total 2007 Top 500 sales				2%

HOUSEWARES / HOME FURNISHINGS

Even though its web sales dropped by 6.4% to $1.03 billion in 2008 from $1.10 billion in 2007, Williams-Sonoma Inc. is still at home as the biggest online retailer in the housewares and home furnishings category. Williams-Sonoma accounts for almost one-third of all segment sales, followed by Crate and Barrel and CSN Stores LLC. The weak economy and declining consumer spending resulted in only a 2% increase in category sales last year to $3.83 billion from $3.75 billion in the prior year. Cymax Stores Inc., a niche retailer, was the fastest growing merchant and increased sales by 53.9% to $50 million.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 Williams-Sonoma Inc.	24	$1,033,000,000	26.95%	1
2 Crate and Barrel	55	$304,000,000	7.93%	2
3 CSN Stores LLC	63	$262,600,000[1]	6.85%	3
4 Hanover Direct Inc.	85	$183,040,000[1]	4.78%	4
5 Restoration Hardware Inc.	92	$171,410,293[1]	4.47%	5
6 Art.com Inc.	99	$155,295,306[1]	4.05%	6
7 Lillian Vernon Corp.	110	$133,620,000[1]	3.49%	7
8 AJ Madison Inc.	125	$106,768,724[1]	2.79%	8
9 Bed Bath & Beyond Inc.	137	$92,472,653[1]	2.41%	10
10 Lamps Plus Inc.	138	$90,009,900[1]	2.35%	11
11 Brookstone Inc.	154	$80,171,221	2.09%	9
12 Replacements Ltd.	164	$71,690,000	1.87%	16
13 Cooking.com Inc.	168	$66,250,000[1]	1.73%	15
14 Furniture.com Inc.	170	$64,074,809[1]	1.67%	14
15 Thompson and Company of Tampa	174	$60,490,920[1]	1.58%	17
16 Rooms To Go Inc.	183	$57,200,000[1]	1.49%	19
17 AmericanBlinds.com	187	$54,915,388	1.43%	24
18 Cymax Stores Inc.	200	$50,000,000	1.30%	23
19 Blinds.com	202	$49,000,000	1.28%	20
20 Tempur-Pedic International Inc.	206	$47,597,000[1]	1.24%	NA
21 Miles Kimball Co.	216	$45,112,462	1.18%	21
22 Select Comfort Corp.	247	$37,100,000	0.97%	18
23 Instawares LLC	248	$37,000,000[1]	0.97%	22
24 Select Shops	264	$34,100,000	0.89%	33
25 Living Direct Inc.	265	$34,047,279	0.89%	25
26 1800Mattress.com	279	$30,240,000[1]	0.79%	27
27 Lakeside Collection	286	$29,229,848[1]	0.76%	28
28 Rugs USA	287	$28,860,000	0.75%	32
29 Bellacor Inc.	294	$28,291,032[1]	0.74%	30
30 The Container Store Inc.	295	$28,080,000[1]	0.73%	31
31 Smith & Hawken Ltd.	299	$27,500,000[1]	0.72%	29
32 Stacks and Stacks	312	$25,800,264[1]	0.67%	34
33 Rugs Direct	317	$25,000,000[1]	0.65%	35
34 Design Within Reach Inc.	323	$23,759,000	0.62%	26
35 Touch of Class	324	$23,417,343	0.61%	36
36 Everything Furniture Inc.	329	$22,425,000[1]	0.59%	38
37 IvgStores LLC	335	$21,632,000[1]	0.56%	39
38 Ira Wood & Sons Inc.	344	$20,600,000[1]	0.54%	41
39 One Way Furniture Inc.	368	$18,500,000	0.48%	40
40 Cost Plus Inc.	374	$17,791,488[1]	0.46%	NA
41 Everything2go.com LLC	408	$15,000,000	0.39%	NA
42 The Pfaltzgraff Co.	411	$14,784,000[1]	0.39%	44
43 MaxFurniture.com	428	$13,100,000	0.34%	NA
44 Artful Home	437	$12,677,760[1]	0.33%	45
45 Mattress USA Inc.	452	$11,730,000	0.31%	50
46 Tupperware Brands Corp.	457	$11,500,000[1]	0.30%	47
47 IFurn.com Inc.	463	$11,114,779	0.29%	NA
48 The Merrick Group	470	$10,900,000[1]	0.28%	48
49 Organize.com Inc.	475	$10,575,000	0.28%	52
50 Mikasa Inc.	479	$10,400,000[1]	0.27%	49
51 Sur La Table Inc.	492	$9,500,000[1]	0.25%	53
52 Black Forest Decor LLC	499	$9,060,251	0.24%	51
Total 2008 housewares/home furnishings category sales				$3,832,433,720
Total 2007 housewares/home furnishings category sales				$3,753,658,583
Growth				2%
Category share of total 2008 Top 500 sales				3%
Category share of total 2007 Top 500 sales				4%

JEWELRY

The deep recession took the sparkle off online jewelry sales last year as combined sales for the category grew year over year by just 1% to $1.06 billion from $1.04 billion. In 2008, category leader Blue Nile Inc. saw its e-commerce sales decrease by 7.5% to $295.3 million from $319.3 million in 2007. Other online jewelers that also saw sales drop or remain stagnant last year included Ice.com, Tiffany & Co., and Ross-Simons Inc. Web jewelers that sold less expensive bling fared better in 2008. Category runner-up Bidz.com finished 2008 with its sales up by 10.9%.

Rank in category	Top 500 Rank	2008 web sales	Share	2007 rank in category
1 Blue Nile Inc.	66	$295,300,000	27.86%	1
2 Bidz.com Inc.	71	$207,400,000	19.57%	2
3 Tiffany & Co.	107	$141,000,000[1]	13.30%	3
4 Jewelry Television	139	$90,000,000	8.49%	4
5 Ross-Simons Inc.	144	$84,000,000	7.92%	5
6 Ice.com Inc.	166	$70,000,000	6.60%	6
7 Zale Corp.	185	$56,000,000	5.28%	7
8 Jomashop.com	209	$46,225,000	4.36%	8
9 TheWatchery.com	278	$30,450,097	2.87%	NA
10 Limoges Jewelry	407	$15,038,100[1]	1.42%	10
11 Goldspeed.com Inc.	413	$14,521,213[1]	1.37%	9
12 PalmBeach Jewelry	482	$10,039,857	0.95%	11
Total 2008 jewelry category sales				$1,059,974,267
Total 2007 jewelry category sales				$1,044,558,635
Growth				1%
Category share of total 2008 Top 500 sales				1%
Category share of total 2007 Top 500 sales				1%

[1] Internet Retailer estimate Source: The Internet Retailer Top 500 Guide

113. GameStop Corp.

In October 2008, GameStop Corp., a video game and entertainment software retailer, partnered with Cellfire Inc., a mobile coupon and discount offer service, to reach mobile game players with electronic coupons. Instead of clipping paper coupons or printing them from the Internet, GameStop store shoppers can show the coupon displayed on their cell phone at the register to receive a discount.

OPERATING DATA

FINANCIAL
2008 Sales: $128,856,000[1]
2007 Sales: $109,200,000[1]
2006 Sales: $86,268,000[1]
2005 Sales: $31,024,800[1]
2004 Sales: $23,064,000[1]
2008 Growth Rate: 18%

OPERATIONS
Monthly Visits: 16,700,000[2]
Monthly Unique Visitors: 4,405,000[3]
Conversion Rate: 1.18%[1]
Average Ticket: $55[1]
Total SKUs on Web: 20,615

WEB SITE SUMMARY
URL: GameStop.com, EBGames.com
Year Launched: 1999
Category: Toys/Hobbies
Merchant Type: Retail Chain
Parent Company: GameStop Corp.

PERFORMANCE[6]
Response Time: 2.88 seconds
Site Availability: 99.94%
Consistency: Fair

MARKETING
Search Engine Shoppers[7]
2008: 25% of all traffic
2007: 20% of all traffic
New Shoppers 2008[7]: 42% of all traffic
Return Shoppers 2008[7]: 58% of all traffic
Monthly E-Mail Campaigns[8]: 10
With Personalized Subject Line: 0
With Incentives: 10
Number of Affiliates: NA

CORPORATE INFORMATION
Dan DeMatteo, CEO
625 Westport Pkwy.
Grapevine, TX 76051
817-424-2000

WEB SITE SERVICES

FEATURES & FUNCTIONS
Affiliate Program
Blogs
Coupons/Rebates
Customer Reviews
Daily/Seasonal Specials
Dynamic Imaging
E-Mail a Friend
Frequent Buyer
Frequently Asked Questions
Guided Navigation
Interactive Kiosks
Mapping
Mash-ups
Microsites
Online Circular
Online Gift Certificates
Pre-Orders
Product Ratings
Product Recommendations
Registry
Site Personalization
Social Networking
Store Locator
Syndicated Content
Top Sellers
Videocasts
What's New
Wish List

PAYMENTS
American Express
Discover
MasterCard
Visa
Stored Value Cards

CUSTOMER SERVICE
Account Status/History
Buy Online/Pick Up In Store
Estimated Shipping Date
Express Checkout
Live Chat/E-Mail
Order Confirmation
Order Status
Real-Time Inventory Check
Shipping Cost Calculator
Shipment Tracking
Toll-Free Number

SITE SEARCH
Advanced Search
Best Sellers
Brand
Category/Department/Product Type
Keyword
Price (High to Low)
Price (Low to High)
Price Range
Recommended Items
Refine Results
Reviews/Ratings
What's New

VENDORS

Affiliate Marketing: LinkShare
Content Delivery: In-house
Content Management: In-house
CRM: NA
Customer Reviews & Forums: In-house
Customer Service Software: KANA Software
E-Commerce Platform: Microsoft Commerce Server
E-Mail Marketing: Lyris
Fulfillment: In-house
Live Chat/Click to Call: NA
Order Management: CommerceWare
Payment Systems: CyberSource
Personalization: NA
Rich Media: In-house
Search Engine Marketing: NA
Security Certification: NA
Site Design: In-house
Site Search: Endeca
Web Analytics: WebTrends
Web Hosting: NA
Web Performance Monitoring: Gomez

114. Vitacost.com Inc.

Online vitamin and health products retailer Vitacost.com Inc. recorded $34.4 million in web sales for the fourth quarter of 2008, a 40.4% increase vs. about $24.5 million in the same quarter in 2007. Vitacost discounts its price from 30% to 80% below bricks-and-mortar health products stores, making the retailer an attractive alternative source in financially tough times, the company says.

OPERATING DATA

FINANCIAL
2008 Sales: $126,500,000
2007 Sales: $86,800,000
2006 Sales: $60,000,000
2005 Sales: $36,800,000
2004 Sales: $27,000,000
2008 Growth Rate: 45.74%

OPERATIONS
Monthly Visits: 1,760,000[2]
Monthly Unique Visitors: 956,000
Conversion Rate: 8%[3]
Average Ticket: $74
Total SKUs on Web: 19,000

WEB SITE SUMMARY
URL: Vitacost.com
Year Launched: 1999
Category: Health/Beauty
Merchant Type: Web Only
Parent Company: Vitacost.com Inc.

PERFORMANCE[6]
Response Time: 3.82 seconds
Site Availability: 99.97%
Consistency: Good

MARKETING
Search Engine Shoppers[7]
2008: 41% of all traffic
2007: 41% of all traffic
New Shoppers 2008[7]: 59% of all traffic
Return Shoppers 2008[7]: 41% of all traffic
Monthly E-Mail Campaigns[8]: 42
With Personalized Subject Line: 0
With Incentives: 41
Number of Affiliates: NA

CORPORATE INFORMATION
Wayne Gorsek, Founder
5400 Broken Sound Blvd., North West, Suite 500
Boca Raton, FL 33487
561-982-4180

WEB SITE SERVICES

FEATURES & FUNCTIONS
Affiliate Program
Blogs
Catalog Quick Order
Coupons/Rebates
Customer Reviews
Daily/Seasonal Specials
E-Mail a Friend
Guided Navigation
Online Gift Certificates
Outlet Center
Product Comparisons
Product Ratings
Product Recommendations
RSS Feed
Site Personalization
Syndicated Content
Top Sellers
What's New

PAYMENTS
American Express
Discover
MasterCard
Visa
Bill Me Later
eBillme
PayPal

CUSTOMER SERVICE
Estimated Shipping Date
Express Checkout
Live Chat/E-Mail
Order Confirmation
Order Status
Real-Time Inventory Check
Shipment Tracking
Toll-Free Number

SITE SEARCH
Advanced Search
Best Sellers
Brand
Category/Department/Product Type
Item Number
Keyword
Price (High to Low)
Price (Low to High)
Recently Viewed Items/Saved Results
Recommended Items
Refine Results
Related Links/Products/Searches
Reviews/Ratings
Relevancy
What's New

SHOPPING PORTALS
Google Product Search
PriceGrabber.com Inc.
SHOP.COM
Shopping.com
Shopzilla Inc.
Smarter.com
WinBuyer Ltd.
Yahoo Shopping

VENDORS

Affiliate Marketing: In-house
Content Delivery: NA
Content Management: In-house
CRM: In-house
Customer Reviews & Forums: NA
Customer Service Software: In-house
E-Commerce Platform: In-house
E-Mail Marketing: In-house
Fulfillment: In-house
Live Chat/Click to Call: NA
Order Management: NA
Payment Systems: NA
Personalization: NA
Rich Media: NA
Search Engine Marketing: In-house
Security Certification: NA
Site Design: In-house
Site Search: NA
Web Analytics: Omniture
Web Hosting: NA
Web Performance Monitoring: Gomez

1. Internet Retailer estimate. 2. Estimate by Internet Retailer based on average daily visits as reported by comScore Inc. 3. Monthly average by comScore Inc. 4. Monthly average by Nielsen Online. 5. ACSI Methodology by ForeSee Results, see p. 63. 6. January 2009, Gomez Inc., see p. 73. 7. January 2009, Hitwise, see p. 76. 8. January 2009, Silverpop Systems Inc., see p. 77.

TAB B

BUSINESS

Vitacost.com, Inc.

We are a leading online retailer and direct marketer of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as "vitamins and dietary supplements"), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, *www.vitacost.com*, as well as through our catalogs. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of over 22,000 SKUs from approximately 900 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi, and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We support our operations through our call centers, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than suggested retail prices. Our website and catalogs also serve as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

We believe that our direct-to-consumer business model combined with our in-house manufacturing capabilities provide us competitive advantages over traditional, store-based and other direct-to-consumer retailers. For example, we do not incur most of the operating and investment costs of traditional, store-based retailers and we are able to serve a global market through centralized operations allowing us to capitalize on our investments in content, marketing and technology, while providing a unified and consistent message to our customers. Furthermore, with our direct-to-consumer business model, we are able to support our sales through reduced personnel, while offering a greater breadth of inventory to our customers at lower retail prices than traditional retail competitors. Additionally, our manufacturing capabilities allow us to generate higher gross margins on our proprietary products due to our ability to obtain quantity discounts from our suppliers of raw materials and the fact that our proprietary products are sold directly to consumers bypassing the traditional supply chain and associated product mark-ups at each stage.

As of March 31, 2009, we had approximately 900,000 active customers, representing an increase in active customers of 45% since March 31, 2008. We define an "active customer" as a customer who has made a purchase from us within the past 12 months. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $77. Approximately half of the visitors to our website arrive through non-paid sources, and our average conversion-to-purchase rate for unique visitors to our site in 2008 was approximately 15%. For our fiscal year ended December 31, 2008, we recorded net sales of $143.6 million and net income of $17,407, as compared to net sales of $99.3 million and net income of $1.8 million for our fiscal year ended December 31, 2007. Our net sales for our fiscal year ended December 31, 2008 represent a compounded annual growth rate of 48.4% over the past five years. For the three months ended March 31, 2009, we recorded net sales of $45.9 million and net income of $3.7 million, as compared to net sales of $33.2 million and net income $360,000 for the three months ended March 31, 2008.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. We began operations under the name Vitacost.com, Inc. in 2000. In 2006, we were inducted into Inc. magazine's "Inc. 500 Lifetime Hall of Fame," as one of the U.S.'s 500 fastest growing privately-held

businesses for five consecutive years (2001–2005). In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina and began manufacturing most of our proprietary products. Since our inception, we have shipped over ten million orders to our customers.

Industry Overview

The expansion of the Internet has benefited retailers by improving methods of communication, delivery of content and ease of commerce. At the same time, consumers are leveraging online resources to make informed healthcare, dietary and nutritional choices and related purchasing.

Online Commerce. The Internet's rapid expansion continues to increase its influence over communication, content and commerce. According to Forrester, U.S. online retail sales were approximately $141 billion in 2008 and are expected to increase by 11% to $156 billion in 2009. Forrester further projects such online retail sales to grow to $229 billion by 2013. We believe several factors will contribute to this increase including convenience, expanded range of available products and services, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce. Forrester further expects that a portion of the expected growth in online sales will come at the expense of traditional store-based retail stores as consumers turn to the Internet for purchases because it offers them the ability to easily conduct product searches and price comparisons to maximize savings.

The Internet provides a number of distinct advantages to online retailers over traditional store-based retailers. These advantages include:

- lower costs of managing and maintaining a website as compared to physical storefronts;
- the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central point of contact;
- the ability to swiftly adapt to changing consumer preferences by making real-time adjustments to content, product offerings and pricing; and
- the ability to more easily compile demographic and behavioral data about customers, thereby maximizing opportunities for direct marketing and personalized services.

Furthermore, online retailers may enjoy greater resilience than traditional retailers during an economic downturn as more consumers tend to gravitate online to search for better value and selection.

Vitamin & Dietary Supplement Market. According to a survey conducted by Ipsos-Public Affairs for the Council for Responsible Nutrition (CRN), 64% of U.S. adults used dietary supplements in 2008. According to the Nutrition Business Journal's (NBJ) 2009 U.S. Nutrition Industry Overview, in 2008, U.S. sales of dietary supplements (including vitamins, herbs, meal supplements and sports nutrition and specialty supplements) grew 6.3% totaling $25.2 billion and sales are projected to grow at an annual rate of approximately 5% per year for the next five years. The supplement category was the only one tracked by NBJ which showed higher growth in 2008 than in 2007, reflecting customers' purchases of these natural products to protect their health and ward off more expensive medical visits and prescription drugs. The vitamin and dietary supplement industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogs, multi-level marketers and the Internet. Sales of dietary supplements through the Internet grew 24.8% in 2007 and, according to the NBJ 2008 Supplement Business Report, NBJ predicts that this growth will continue over the next several years at double-digit levels driven primarily by the increased availability of healthcare and nutrition information online. According to a survey published by Opinion Research Corporation, in 2008, 59% of adults used online resources to obtain health and wellness information.

We expect several trends will drive the continued increase in demand for dietary supplements and health and wellness products. These trends include:

- *Increased Focus on Healthy Living.* [According to a 2008 study conducted by the Natural Marketing Institute (NMI), 78% of U.S. consumers take an interest in health or wellness.] We believe more consumers will research nutritional studies indicating dietary supplements are beneficial for their health and wellness. TAB B7
- *Shift from Care to Prevention and Increased Acceptance of Dietary Supplements.* [According to the Centers for Medicare and Medicaid, total U.S. healthcare expenditures rose 6.1% to $2.2 trillion in 2007 compared to 2006, representing 16.2% of U.S. Gross Domestic Product.] As healthcare costs continue to rise, both the U.S. government and healthcare payers are increasingly shifting their focus to preventative care. With increased focus on preventive care, we believe consumers will increase their acceptance and use of vitamins, supplements and other health and wellness products as they explore new ways to improve their health and reduce their healthcare costs. TAB B8; Tables 1 & 2 of the Report
- *Aging U.S. Population.* [According to the U.S. Census Bureau, the median age of the U.S. population has increased from 30.0 in 1980 to 36.6 in 2007 and is projected to increase to 39.0 in 2050. The number of Americans 65 years of age or older is expected to increase 83%, from 35 million in 2000 to 64 million in 2025.] We believe that the aging of the U.S. population will also drive the overall growth of the industry as older consumers have higher levels of disposable income to purchase dietary supplements and are more likely to use dietary supplements as they age. TAB B9; Tables 7 & 10 of the Report

Our Value Proposition To Our Customers

We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Broad Third-Party and Proprietary Product Selection. We offer over 22,000 SKUs representing approximately 900 brands, including nationally-recognized third-party brands and our proprietary brands. Our product selection is designed to appeal to a variety of demographic groups, including those seeking health maintenance and general well-being, baby boomers, the elderly and those with specific health concerns or goals. Our proprietary products are developed by our scientific advisory board, which is comprised of physicians from multiple medical disciplines including neurology, gastroenterology and internal medicine. As medical and scientific knowledge advances and consumer preferences evolve, our advisory board works with our management team to develop new proprietary and source relevant third-party products and reformulate existing products to anticipate and fulfill expected consumer demand.

Consistently Superior Value. We offer vitamins, dietary supplements and health and wellness products at savings to our customers with discounts ranging typically from 30% to 60% off suggested retail prices. We provide even greater savings to our customers through proprietary products that we manufacture. We impose no minimum order or membership requirements, and we charge a flat shipping fee of $4.99 on all orders shipped in the U.S. regardless of order size.

User-Friendly Shopping Experience. Our website is designed to attract natural search traffic and to provide a convenient, educational, secure and efficient shopping experience. Products are cross-indexed to allow consumers to easily locate and compare products when searching by brand, ingredient or health concern. Our website and catalogs include educational content such as articles and news relating to medical and scientific data, health topics and the attributes of health and wellness supplements, which help our customers make informed purchases. Our website uses secure encryption technology designed to protect our customers' personal and credit card information and to prevent

TAB B1

SUPPLEMENTAL RESPONSE TO COMMENT 10

- Inc. 500 Hall of Fame (2006)
- Vitacost.com, Inc. Inc. 500 Ranking
- Inc. 500 Hall of Fame (2005)

Inc. 500 Hall of Fame

Companies achieve Hall of Fame status by making the Inc. 500 at least five times. Congratulations to Marlabs, this year's sole inductee, and its CEO, Siby Vadakekkara.

By: *Inc.* Staff **2006 Inductee**

- Marlabs

7-Time Honorees

- Capella Education
- Linksys
- Monitronics International
- Starmark International

6-Time Honorees

- Ameristar Technologies
- Chartway Technologies
- Comark
- Encore Marketing International
- ERM Group
- Franklin American Mortgage
- Hill International
- Lai, Venuti & Lai
- Metro Information Services
- Saturn Electronics & Engineering
- Securities Service Network
- Spectrum Communications Cabling Services
- Telamon
- Vocational Training Center

5-Time Honorees

- AC3 Computer Centers
- ACS International Resources
- Advantage Credit International
- Anstec
- Applied Energy Services
- ATX Forms
- Bertucci's

- Boxlight
- Cardtronics
- Cherokee Information Services
- DataLOK
- Designer Checks
- E & A Industries
- Eastern Marine Construction
- ECCS
- Financial Supermarkets
- Florida Infusion Services
- Gale Group (f.k.a. Weathashade)
- Grand Aire Express
- Gray Hawk Systems
- Hartex Property Group
- Heurikon
- HTC Global Services
- IMRS
- Integral Systems
- International Data Response
- Knowledge Systems
- Logistix
- Mainline Information Systems
- MedSpan
- Melaleuca
- Morningstar
- National Health Care Affiliates
- Navigator Systems
- Noodles & Co.
- Oldenburg Group
- Pacific Envelope
- PowerLight
- Progressive Medical
- QSS Group
- R.J. Gordon & Co.
- RJO Enterprises
- Royal Waterbeds
- SAS Institute
- Schlott Realtors
- The Scooter Store
- Security Leasing Partners
- Shawmut Design & Construction
- Skoda, Minotti & Co.
- Spencer Reed Group
- Starpak
- SupplyCore
- Synygy

- Sytel
- Tastefully Simple
- Transaction Information Systems
- TriNet VCO
- Univenture
- US Computer Maintenance
- Walker Richer & Quinn
- Working Assets Funding Service
- Vesta
- Vitacost.com

Published September 2006

403. Vitacost.com

Boynton Beach, FL

Ranking	403
3 Year Growth	341%
2004 Revenue	$30,044,609.00
URL:	**http://www.vitacost.com**
Employees	72

What it does: Sells vitamins and nutraceuticals online and through a catalog. Why it's growing: Low prices, huge selection (about 6,000 different products), and marketing with an educational flavor, which is well received in an area in which information is often confusing and contradictory.

Read the full **Inc. 500 list**

Inc.500 Meet the companies that make our annual list

The Inc. 500 Hall of Fame

Companies achieve Hall of Fame status by making the Inc. 500 five times. We have seven inductees this year, and a repeat honoree: Capella Education, which appears on the Inc. 500 for the seventh time. We are inducting three companies that aren't on the current list. They would have made it if the criteria hadn't shifted—last year, we started measuring three-year growth instead of four-year growth. These companies are Noodles & Co., Tastefully Simple, and Vesta. We congratulate them and all the honorees.

We congratulate all the members of the Inc. 500 Hall of Fame.

2005 Inductees

Cardtronics | 2001-2005
Gray Hawk Systems | 2001–2005
Noodles & Co. | 2001–2004
Skoda, Minotti & Co. | 1987–1989, 2004, 2005
Tastefully Simple | 2001–2004
Vesta | 2001–2004
Vitacost.com | 2001–2005

Meet the 81 Members of the Inc. 500 Hall of Fame

(An asterisk denotes a six-time winner; two asterisks denote a seven-time winner)

ACS International Resources
(1999, 2000, 2001, 2002, 2004)
Ameristar Technologies *
(1991, 1992, 1993, 1994, 1995, 1996)
Applied Energy Services
(1986, 1987, 1988, 1989, 1990)
ATX Forms
(1998, 1999, 2000, 2001, 2002)
Boxlight
(1994, 1995, 1996, 1997, 1998)
AC3 Computer Centers
(1985, 1986, 1987, 1989, 1990)
Advantage Credit Intl.
(1999, 2000, 2001, 2002, 2003)
Anstec
(1991, 1992, 1993, 1994, 1995)
Bertucci's
(1986, 1987, 1988, 1989, 1990)
Capella Education **
(1999, 2000, 2001, 2002, 2003, 2004, 2005)

Cardtronics
(2001, 2002, 2003, 2004, 2005)
Cherokee Information Services
(2000, 2001, 2002, 2003, 2004)
dataLOK Company, The
(1990, 1991, 1992, 1993, 1994)
E & A Industries
(1982, 1983, 1984, 1985, 1986)
ECCS
(1987, 1988, 1989, 1990, 1991)
ERM Group *
(1983, 1984, 1985, 1987, 1988, 1989)
Florida Infusion Services
(1992, 1993, 1994, 1995, 1996)
Gale Group (fka Weathashade Corp.)
(1988, 1989, 1990, 1991, 1992)
HTC Global Services
(1997, 1998, 1999, 2000, 2001)
(Note: From 1997-1999 was named Hi Tech Consultants)
Hartex Property Group
(1996, 1997, 1998, 1999, 2000)
Hill International Inc. *
(1982, 1983, 1984, 1985, 1986, 1988)
Integral Systems
(1983, 1984, 1985, 1986, 1987)

Knowledge Systems Corp.
(1991, 1992, 1993, 1994, 1995)
Linksys**
(1997, 1998, 1999, 2000, 2001, 2002, 2003)
Mainline Information Systems
(1996, 1997, 1998, 1999, 2000)
Melaleuca
(1990, 1991, 1992, 1993, 1994)
Monitronics International**
(1997, 1998, 1999, 2000, 2001, 2002, 2003)
Navigator Systems
(1998, 1999, 2000, 2001, 2002)
Noodles & Co.
(2001, 2002, 2003, 2004)
Pacific Envelope
(1982, 1983, 1984, 1985, 1986)
Progressive Medical
(1999, 2000, 2001, 2002, 2003)

Chartway Technologies *
(1982, 1983, 1984, 1985, 1986, 1987)
Comark *
(1982, 1983, 1984, 1985, 1989, 1990)
Designer Checks Inc.
(1982, 1984, 1985, 1986, 1997)
Eastern Marine Construction
(1986, 1987, 1988, 1989, 1990)
Encore Marketing International *
(1984, 1985, 1986, 1987, 1988, 1989)
Financial Supermarkets
(1986, 1987, 1988, 1989, 1990)
Franklin American Mortgage *
(1999, 2000, 2001, 2002, 2003, 2004)
Grand Aire Express
(1992, 1993, 1994, 1995, 1996)
Gray Hawk Systems
(2001, 2002, 2003, 2004, 2005)

Heurikon
(1983, 1984, 1985, 1986, 1987)
IMRS
(1987, 1988, 1989, 1990, 1991)
International Data Response
(1994, 1995, 1996, 1997, 1998)
(Note: from 1994-1996 was named Promark One Marketing Services)
Lai, Venuti & Lai *
(1991, 1992, 1993, 1994, 1995, 1996)
Logistix
(1985, 1986, 1987, 1988, 1995)
MedSpan
(1996, 1998, 1999, 2000, 2001)
Metro Information Services *
(1982, 1983, 1984, 1985, 1986, 1987)
Morningstar
(1990, 1991, 1993, 1994, 1995)
National Health Care Affiliates
(1983, 1984, 1985, 1986, 1987)
Oldenburg Group
(1987, 1988, 1989, 1990, 1991)
PowerLight
(2000, 2001, 2002, 2003, 2004)
QSS Group
(1998, 1999, 2000, 2001, 2002)

R.J. Gordon & Co.
(1994, 1995, 1996, 1997, 1998)
Royal Waterbeds
(1983, 1984, 1985, 1986, 1987)
Saturn Electronics & Engineering *
(1991, 1992, 1993, 1994, 1995, 1996)
The Scooter Store
(2000, 2001, 2002, 2003, 2004)
Security Leasing Partners
(1997, 1998, 1999, 2000, 2001)
Skoda, Minotti & Co.
(1998, 1999, 2000, 2001, 2002, 2003)
(Note: From 1987-1989 was named Skoda, Minotti, Reeves & Co.)
Spencer Reed Group
(1996, 1997, 1998, 1999, 2000)
Starpak Inc.
(1989, 1990, 1991, 1992, 1993)
Synygy
(1997, 1998, 1999, 2000, 2001)
Tastefully Simple
(2001, 2002, 2003, 2004)
Transaction Information Systems
(1995, 1996, 1997, 1998, 1999)

Univenture
(1993, 1994, 1995, 1996, 1997)
Vesta
(2001, 2002, 2003, 2004)
Vocational Training Center *
(1982, 1983, 1984, 1985, 1986, 1987)
Working Assets Funding Service
(1993, 1994, 1995, 1996, 1997)

RJO Enterprises
(1986, 1987, 1988, 1989, 1990)
SAS Institute
(1982, 1983, 1984, 1985, 1986)
Schlott Realtors
(1984, 1985, 1986, 1987, 1988)
Securities Service Network *
(1990, 1991, 1992, 1993, 1998, 1999)
Shawmut Design & Construction
(1986, 1987, 1988, 1989, 1990)
Spectrum Communications Cabling Services
(1998, 1999, 2000, 2001, 2002, 2003)

Starmark**
(1983, 1984, 1985, 1986, 1987, 2003, 2004)
SupplyCore
(2000, 2001, 2002, 2003, 2004)
Sytel
(1994, 1996, 1997, 1998, 1999)
Telamon *
(1991, 1992, 1993, 1994, 1995, 1996)
TriNet VCO
(1995, 1996, 1997, 1998, 1999)
(Note: from 1995-1998 was named Trinet Employer Group)
US Computer Maintenance
(1991, 1992, 1993, 1994, 1995)
Vitacost.com
(2001, 2002, 2003, 2004, 2005)
Walker Richer & Quinn Inc.
(1986, 1987, 1988, 1989, 1990)

Inc.500 Interactive



Slideshows
View this year's list on our interactive slideshows
Top 25 Companies
Top 10 Companies by Revenue
Hot Products of the 2006 Inc. 500

Interactive Maps
Get a bird's eye view of the 2006 Inc. 500 list
Top 50 by Growth

TAB B2

February 2, 2009 | Updated: March 4, 2009

US Online Retail Forecast, 2008 To 2013

by Patti Freeman Evans
for eBusiness & Channel Strategy Professionals

THE PACE OF US ONLINE RETAIL SALES GROWTH SLOWS SLIGHTLY BETWEEN 2008 AND 2013

In 2008, US retail sales grew to $141 billion; we project 2009 sales to grow by approximately 11% (see Figure 1). Over the five-year forecast period of 2009 to 2013, online retail in the US will grow at a compound annual growth rate (CAGR) of 10% to reach $229 billion in 2013 (see Figure 2). A CAGR of 10% is a reflection of continued eCommerce strength, which contrasts with the recent weak offline sales during this past holiday season.

In light of the current economic environment, online retail will have a dampened growth rate through 2010 (see Figure 3). By 2011, the negative effects of the economy will have dwindled; however, toward the end of the five-year forecast, the growth curve will dip below double-digit levels because of the natural market maturing pattern of the online retail environment, as we had noted in previous years.[1]

Economic Pressures Dampen The Immediate Growth Of Online Sales

The recent economic developments caused by the credit and housing crisis have forced the US into recession. According to a recent *Wall Street Journal* survey of 54 economists, the unemployment rate is forecast to top out at 8.4% as job cuts continue into 2010, further reducing consumer spending power.[2] Consequently, the multiple economic pressures that consumers are facing will negatively influence both the online and the offline US retail sectors, with online being less affected.

- **Online buyers have less available credit to finance their purchases.** Consumers are no longer able to take equity out of their homes to fund spending. The recent economic crisis has caused a decrease in home prices, and *The Wall Street Journal* December 2008 Economic Forecasting Survey predicts a 6.9% drop in the house price index, with further declines expected into 2009. This decline in home equity is coupled with consumers' reduced access to credit and has an overall negative impact on consumer spending power and consumption.

- **Consumer confidence is at its lowest point in decades.** According to the Institute for Social Research of the University of Michigan, the June 2008 index of consumer sentiment reached 56.4, a 34% decrease since the same month in 2007 — and the third-lowest reading since 1952.[3] The reality of the current economic conditions and the continuous media reporting of increasing gas and consumer product prices, falling home prices, declines in pension investments, accelerating job losses, and the restriction of the credit markets have had a negative effect on consumer confidence. According to a recent JupiterResearch consumer survey, 35% of buyers plan to avoid major purchases given the current state of the US economy, a reflection of the general consumer wariness.[4]

TAB B3

Council for Responsible Nutrition

The Science Behind the Supplements

FOR IMMEDIATE RELEASE Contact: Erin Hlasney, 202-204-7684

CONSUMER CONFIDENCE IN DIETARY SUPPLEMENTS REMAINS STEADY, ANNUAL SURVEY RESULTS SHOW

—Percentage of users declines slightly—

WASHINGTON, D.C., *October 22, 2008* — Consumer confidence in dietary supplements has remained high this year, with 81 percent of American adults indicating that they are confident in the safety, quality and effectiveness of dietary supplements compared to 80 percent last year, according to a new survey conducted by Ipsos-Public Affairs for the Council for Responsible Nutrition (CRN). Confidence levels in dietary supplements have been on a gradual rise, with 79 percent of American adults indicating a favorable level of confidence in dietary supplements in 2006.

According to the results from the 2008 CRN Consumer Survey on Dietary Supplements, (formerly known as the CRN Consumer Confidence Survey), while confidence in dietary supplements remains steady, the on-line survey showed a slightly lower percentage of adults who label themselves as supplement users, with 64 percent classifying themselves as such. In 2007 and 2006, 68 percent and 66 percent of Americans identified themselves as supplement users, respectively.

However, there is good news for the industry. The survey results also demonstrated a rise in the percentage of supplement consumers who take a variety of supplements regularly—48 percent in 2008, versus 42 percent in 2007 and 34 percent in 2006.

"We're encouraged both that consumers who take supplements are demonstrating an interest in a wider variety of products and are more committed to a supplement regimen," said Judy Blatman, senior vice president, communications, CRN. Ms. Blatman added, "The multivitamin remains the cornerstone

-more-

product for our industry with 82 percent of supplement users taking a multivitamin, but consumers are clearly looking at the benefits of other products too, like fish oil supplements and calcium."

Adding to the positive news, a full 85 percent of those surveyed further indicated that they believe vitamin and mineral supplements are safe, the same figure that was reported in 2007; similarly, 72 percent agreed that herbal supplements are safe, with 70 percent reporting that belief last year.

"The self-regulatory programs that this industry is engaging in, along with emerging science that supports the value of supplements, are vital to the industry's reputation, and to consumer confidence," said Steve Mister, president and CEO, CRN. "We're gratified to see that consumer confidence in our industry's products continues to remain strong."

The 2008 CRN Consumer Survey on Dietary Supplements, formerly known as the CRN Consumer Confidence Survey, was conducted August 20-25, 2008 by Ipsos Public Affairs and funded by CRN. The survey was conducted on-line and included a national sample of 2,013 adults aged 18 and older from Ipsos' U.S. on-line panel. The survey has been conducted annually since 2000, with a migration from telephone to the internet beginning in 2005. The survey was weighted to reflect the actual U.S. adult population with an estimated margin of error of +/-2.2 percentage points.

Note to Editor: Ipsos Public Affairs is part of Ipsos, a leading global survey-based market research company, owned and managed by research professionals that helps interpret, simulate, and anticipate the needs and responses of consumers, customers, and citizens. Ipsos offers a full line of custom, syndicated, omnibus, panel, and on-line research products and services, guided by industry experts and bolstered by advanced analytics and methodologies.

Note to Editor: The Council for Responsible Nutrition (CRN), founded in 1973, is a Washington, D.C.-based trade association representing dietary supplement industry ingredient suppliers and manufacturers. CRN members adhere to a code of ethics, comply with dosage limits and manufacture dietary supplements to high quality standards under good manufacturing practices.

###

TAB B4

NPI center

U.S. Nutrition Industry Grows 8.7% in 2008, Nutrition Business Journal Research Shows

2009/07/22 - Nutrition Business Journal (NBJ)

While other sectors of the U.S. economy were faltering, the U.S. nutrition industry continued to grow 8.7% to $101.8 billion in 2008, according to the latest research from New Hope Natural Media's Nutrition Business Journal® (NBJ). Sales of dietary supplements were particularly resilient last year, as consumers looked to these natural products to protect their health and ward off more expensive medical visits and prescription drugs. U.S. sales of dietary supplements grew 6.3% in 2008, and the supplement category was the only one tracked by NBJ that showed higher growth in 2008 than in 2007.

NBJ dives into these and other 2008 sales and growth estimates for the U.S. nutrition industry in its 2009 U.S. Nutrition Industry Overview issue, which published this month. The 48-page issue looks at the sales performance of and trends impacting supplements, functional foods, natural & organic foods, and natural & organic personal care and household products categories across all retail and direct-to-consumer sales channels. This issue also includes:

- A Q&A with Andrew Weil, MD, on the role of dietary supplements in healthcare reform
- Rankings of the top U.S. supplement companies
- A discussion of the FDA's Good Manufacturing Practices (GMPs) for supplement manufacturers and how their enforcement is affecting the industry
- A review of nanotechnology and its current applications within dietary supplements
- Tips for how supplement and other nutrition firms can most effectively use Internet marketing tools such as e-mail marketing, search engine optimization and marketing, and social marketing
- A detailed review of natural & organic and supplement retail trends within the natural & specialty and mass market channels
- And much more

To view the table of contents and read excerpts from the issue visit http://nutritionbusinessjournal.com/current/.

About NBJ
Nutrition Business Journal is an executive newsletter for decision-makers in the natural, nutrition and complementary and alternative health industries. NBJ's exclusive research and editorial focus on the strategic issues of the nutrition industry has made it a leading business intelligence resource for subscribers since 1996. To purchase detailed market research reports, subscribe to NBJ or sign up for the NBJ's free weekly e-newsletter, please visit www.nutritionbusinessjournal.com. NBJ also hosts the NBJ Summit, an invitation-only retreat for C-level executives in the nutrition industry each July. For more information, visit www.nbjsummit.com.

About New Hope Natural Media
New Hope Natural Media (www.newhope.com), a division of the Penton Media, Inc., is the leading media resource and information provider for the natural, organic and healthy products industry with print, in-person/event, and e-business products and services. Penton Media, Inc. is the largest independent business-to-business media company in the U.S., serving more than six million business professionals every month. The company's market-leading brands are focused on 30 industries and include 113 trade magazines, 145 Web sites, 150 industry trade shows and conferences, and more than 500 information data products. Headquartered in New York City, the privately held company is owned by MidOcean Partners and U.S. Equity Partners II, an investment fund sponsored by Wasserstein & Co., LP, and its coinvestors. For additional information on the company and its businesses, visit www.penton.com.

TAB B5

Nutrition Business Journal®
Strategic Information for the Nutrition Industry

NBJ's Supplement Business Report 2008

An analysis of markets, trends, competition and strategy in the U.S. Dietary Supplement Industry.

3.1.2. Nutrition Industry & Supplement Data Detail 2001-2007

Figure 3-3 U.S. Nutrition Industry Revenues, 2007

2007 Sales	Retail-NHF	Retail-MM	Mail Order	Multi-level	Practitioners	Internet	Total
Supplements	8,682	6,526	1,370	4,550	1,844	747	23,718
Natural & Organic Foods	14,088	12,491	22	31	7	22	26,661
Functional Foods	3,449	30,406	36	255	34	158	34,338
Personal Care, etc.	4,797	1,360	267	2,276	336	196	9,232
Total	31,017	50,783	1,695	7,112	2,220	1,122	93,949

2007 Growth	Retail-NHF	Retail-MM	Mail Order	Multi-level	Practitioners	Internet	Total
Supplements	5.5%	5.6%	2.8%	3.6%	10.0%	24.8%	5.9%
Natural & Organic Foods	10.0%	16.5%	13.0%	5.0%	5.0%	29.0%	13.0%
Functional Foods	8.5%	9.5%	2.0%	4.0%	4.0%	16.0%	9.4%
Personal Care, etc.	24.6%	55.0%	10.0%	7.4%	22.0%	56.0%	23.3%
Total	10.5%	11.5%	4.0%	4.8%	11.5%	28.0%	10.7%

Source: ($mil, consumer sales) Nutrition Business Journal primary research includes NBJ survey of natural food, supplement and NPC manufacturers, distributors, MLM firms, mail order, internet and raw material companies. Secondary sources include Information Resources Inc., Natural Foods Merchandiser, Whole Foods Magazine, OTC Update, SPINS/Nielsen, The Hartman Group, Frost & Sullivan and others. NHF represents natural, health food, supplement and specialty retail outlets. MM represents grocery, drug, mass merchandise, club and convenience stores. Mail Order represents catalogs, direct mail and infomercials. Practitioners represent conventional and alternative practitioners selling to their patients.

Figure 3-4 U.S. Nutrition Industry Revenues, 2006

2006 Sales	Retail-NHF	Retail-MM	Mail Order	Multi-level	Practitioners	Internet	Total
Supplements	8,229	6,178	1,332	4,391	1,677	598	22,405
Natural & Organic Foods	12,808	10,722	19	30	6	17	23,602
Functional Foods	3,179	27,768	36	245	32	136	31,400
Personal Care, etc.	3,850	878	242	2,119	275	125	7,490
Total	28,066	45,545	1,630	6,785	1,991	877	84,897

2006 Growth	Retail-NHF	Retail-MM	Mail Order	Multi-level	Practitioners	Internet	Total
Supplements	6.6%	2.5%	3.5%	4.7%	8.3%	18.3%	5.3%
Natural & Organic Foods	11.7%	15.2%	14.0%	2.0%	2.0%	22.0%	13.3%
Functional Foods	9.5%	10.3%	2.0%	5.0%	2.0%	12.0%	10.2%
Personal Care, etc.	17.0%	16.0%	9.0%	8.0%	18.0%	38.0%	14.2%
Total	10.6%	10.4%	4.4%	5.7%	9.4%	19.8%	10.0%

Source: ($mil, consumer sales) Nutrition Business Journal primary research includes NBJ survey of natural food, supplement and NPC manufacturers, distributors, MLM firms, mail order, internet and raw material companies. Secondary sources include Information Resources Inc., Natural Foods Merchandiser, Whole Foods Magazine, OTC Update, SPINS/Nielsen, The Hartman Group, Frost & Sullivan and others. NHF represents natural, health food, supplement and specialty retail outlets. MM represents grocery, drug, mass merchandise, club and convenience stores. Mail Order represents catalogs, direct mail and infomercials. Practitioners represent conventional and alternative practitioners selling to their patients.

Figure 3-30 U.S. Specialty Supplement vs. Total Supplements Sales Annual Growth Rates, 1990-2017


40%
35%
30%
25%
20%
15%
10%
5%
0%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: Nutrition Business Journal estimates derived from a variety of sources

- Specialty supplements is the only product category to exceed the growth of the entire supplement in each year from 1990 through 2017.
- In the past ten years, the specialty supplement category has been the new home of many new, cutting edge products. As a result, growth rates in the category have sustained healthy levels. However, much to the chagrin of the industry, the flow of new products has slowed and growth of the new products of the past few years, glocosamine, MSM, CoQ10 and SAMe has also slowed. The exception in this category, is in essential fatty acids (EFAs) fish and plant oils, which drove dramatic growth in 2003.
- In 2004 the category grew 10% to $3 billion with EFAs up 20-30%. Probiotics, homeopathics and enzymes were also among significant subcategories in double digits in growth.
- In 2005, specialty supplements once again led growth in the supplement segment, rising 13.5% to $3.4 billion. High growth specialty supplement products included fish oils, probiotics, homeopathic products and digestive enzymes.
- EFAs continue their success in the specialty category in 2007 and probiotics have become more main stream in the past 3 years.

3.1.5. Discussion of Future Growth Factors

Major Factors affecting growth forecasts for 2008-2017

NBJ forecasts U.S. supplement sales growth to average 5% between 2008-2017. Factors affecting future growth will be similar to the issues that affected growth in 2006 and 2007, with particular importance placed on:

- The Economy: With the economy in the midst of a recession, discretionary spending is going to decline among consumers. The question then becomes, do supplement consumers view their spending as a necessity or discretionary? Early indications are that supplement users will not change their spending habits dramatically. *The Council for Responsible Nutrition* (CRN) released a study in 2008 that says 51% of consumers will not change their supplement spending habits.
- Price: 30% of consumers indicated that price will become more of an issue in their supplement purchasing habits according to the CRN survey. With many manufacturers being

Figure 16-7 U.S. Internet Supplement Sales by Product, 2000-2007

Product	2000	2001	2002	2003	2004	2005	2006	2007	07g
Vitamins	70	79	88	119	133	170	200	238	19.0%
Herbs/ Botanicals	39	41	43	45	49	54	59	73	25.0%
Sports Nutrition	38	45	54	65	78	98	117	152	30.0%
Minerals	7	11	19	42	43	52	58	66	15.0%
Meal Supps	8	10	13	16	17	18	23	26	14.0%
Specialty/Other	24	30	38	55	77	106	132	178	35.0%
Total	186	216	255	342	398	498	589	734	24.8%

Source: Nutrition Business Journal estimates ($m, consumer sales)

- Taking a look at the individual product growth rates on the internet, it's clear that business is booming. Increasingly consumers are turning to the internet for education as well as purchasing.

Figure 16-8 U.S. Internet Supplement Sales Growth 1998-2007



350%
300%
250%
200%
150%
100%
50%
0%
316.7%
220.0%
18.8%
15.8%
17.8%
34.1%
16.4%
25.1%
18.3%
24.8%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Nutrition Business Journal estimates. (Consumer Sales)

- If you only glanced at this chart, it has the potential to be misleading. While visually it may look like sales have slowed, one needs to keep in mind that 1998-1999 had astronomical growth within the internet sales channel. The channel has been able to maintain steady double-digit growth for over 10 years now. This is indicative of how early the internet is in its lifecycle as well as the viability of a stellar medium for reaching customers.

1.2. U.S. Internet Supplement Sales Forecast 2008-2013

Figure 16-11 U.S. Internet Supplement Sales & Annual Growth Forecast 2008-2013



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Internet Sales
Growth

Source: Nutrition Business Journal estimates. (Consumer Sales, $Mil, all channels)

- NBJ projects a 19.7% CAGR from 2008-2017.
- Online outlets such as bobybuilding.com have had a great deal of success in combining education along with competitive pricing that have allowed them to compete with big-box retailers who consumers have traditionally turned for their supplements.

Figure 16-12 U.S. Internet Supplement Sales & Growth vs. Total Supplement Market, 2008-2017

Products	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Internet Supp Sales	924	1,135	1,382	1,669	1,999	2,374	2,815	3,332	3,938	4,645
Supplements Total	25,205	26,755	28,369	30,047	31,790	33,597	35,511	37,543	39,706	42,013
Internet Supp Sales Growth	23.8%	22.8%	21.8%	20.8%	19.8%	18.8%	18.6%	18.4%	18.2%	18.0%
Supplements Total Growth	6.3%	6.1%	6.0%	5.9%	5.8%	5.7%	5.7%	5.7%	5.8%	5.8%

Source: Nutrition Business Journal estimates. (Consumer Sales, $Mil, all channels)

- Internet supplement sales growth will significantly outgrow the rest of the supplement sales channels over the next 10 years, NBJ predicts. New sales in 2009 will be just over $200 million, while that number will grow to over $700 million in 2017.
- In addition, NBJ predicts the internet to have an 11% market share on the supplement market in 2017, whereas it only makes up about 4% in 2008.

TAB B6

HOW AMERICA SEARCHES:
HEALTH AND WELLNESS

JANUARY 2008

Report written by:
Noah Elkin, Vice President, Strategy
iCrossing

Survey conducted by:
Opinion Research Corporation

icrossing

KEY FINDINGS

- **Internet is the most widely used resource for health information:** 59% of adults use online resources to obtain health and wellness information, versus 55% who go to their doctors and 29% who talk to relatives, friends or co-workers
- **Doctors retain patients' trust:** When asked to name the top three sources they trust the most for information about health- and wellness-related questions, more than three-quarters of consumers named primary doctors as their most trusted resource, with specialist physicians coming in a distant second; trust in Internet resources, although the most widely used, is not yet proportionate to their overall popularity
- **Social media increasingly relevant to health and wellness:** 34% of health searchers use social media resources to delve into health-related topics, with Wikipedia, and online forums and message boards the most important individual tools; as with other areas of interest, social media hold a particular appeal for 18-to-34 year old health searchers, while overall, men appear more likely than women to use online social media to research health and wellness issues
- **Consumer-generated content appeals to consumers in decision mode:** Usage of social media tools and resources tends to align with research into topics that will factor heavily in a healthcare choice, such as care services, costs associated with procedures and medical equipment, and the reputation of a doctor or care facility
- **Online activity revolves around symptoms, treatment and diseases:** Symptoms, courses of treatment, and diseases and conditions are by far the main focus of consumer attention online, with 84% of health searchers turning to online social spaces to educate themselves about a disease or a condition; surprisingly, the healthcare side of health and wellness matters – insurance providers, doctors, care facilities and pharmaceutical companies – elicits far less search activity on the part of online adults
- **Search engines are the gateway for online health information:** Two-thirds of online adults have used general search engines (e.g. Google, Yahoo!, MSN and Ask) to find health-related information, making them the default gateway for this as well as many other topics; usage of health-specific search engines – such as Healia, Medstory, Fealth, Kosmix and Healthline – is minimal by comparison

TAB B7

NMI Survey
http://www.nmisolutions.com/hwtd_segment.html

Health and Wellness Trends Database

Segmentation

Health and Wellness Segmentation Model*
To learn more, click on the corresponding segment.



EAT, DRINK & BE MERRYS 22%
WELL BEINGS 25%
FOOD ACTIVES 15%
MAGIC BULLETS 19%
FENCE SITTERS 19%

Σ(A) = 78%

**Source: 2008 Health and Wellness Trends Database*

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Comprehensive NMI research and statistical analysis within the HWTD identifies five major U.S. consumer segments within health and wellness. These segments are mutually exclusive and have been proven invaluable for consumer target identification, as well as comparing similarities and differences between various consumer groups.

Over 40 variables were used to conduct this statistical analysis, and techniques such as hierarchical clustering, iterative positioning, and structural equation modeling were utilized to develop migration tables, profiling analyses, variation comparisons, and F-value scores.

Ultimately, the Health and Wellness Segmentation Model provides the foundation for many

applications such as consumer identification, targeting, communications, channel strategies, and much more.

WELL BEINGS® (25%)

Health *first* by all means across most wellness products, services and lifestyle activities. Values-based, early adopting opinion leaders to whom price and brand image are less important. Proactive protector of family's health.

- Highest usage rates of most health-related foods/beverages
- Highest use of dietary supplements and weight loss products
- Lowest index usage of Rx medications
- Highest likelihood to use alternative healthcare

top

FOOD ACTIVES® (15%)

Dedicated to health through *food*. Driven by desire for balance of diet, exercise, and nutrition. Late adopting opinion followers. Seek long-term solutions through healthy, balanced foods.

- High usage rates of all health-related foods/beverages, especially those with specific benefits (functional, soyfoods, etc.)
- Eating healthy is vital part of life (155 index versus U.S. population)
- Highest usage of Rx drugs
- Most likely to be influenced by doctor in maintaining healthy lifestyle

top

MAGIC BULLETS℠ (19%)

Desirous of health, but *primarily* through the *easiest* means available: dietary supplements, OTC and prescription medicines. Always searching for quick solutions, somewhat health-struggling group. Highly driven by price and brand image.

- Least likely to recognize connection between diet and health; as so, food is not a driving force in health and wellness
- Highest usage of OTC products
- High usage of weight loss products
- Highest usage of conventional healthcare

top

FENCE SITTERS™ (19%)

Neutral on most health issues, driven *sometimes* by food, but disdain supplementation. At times, apathetic and carefree, other times not quite sure how to deal with health and wellness. Price-sensitive, somewhat brand-influenced.

- Middle-of-the-road usage of health-related foods/beverages
- Least likely to believe in benefits of supplementation; lowest usage of vitamins, minerals, herbals
- Average use of conventional healthcare and Rx drugs

top

EAT, DRINK AND BE MERRYS® (22%)

Unconcerned about health or the food they eat. Seek immediate gratification, will deal with health later. See no need for health and wellness products, oblivious to most drivers. Later-adopting, opinion followers.

- Driven by taste and emotion, rather than health and rationality
- Lowest usage rates of most health-related foods/beverages
- Average usage of dietary supplements and Rx products
- Least likely to use alternative healthcare

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Health and Wellness Trends Report (HWTR)



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Summary

Natural Marketing Institute (NMI) is pleased to present its 9th Edition, Health and Wellness Trends Report(tm) (HWTR), our annual report on the health and wellness marketplace and its consumers. This year's report includes a new expansion of the consumer data across each chapter and 50% more content overall. There is a plethora of information to report on the many dynamics within healthy categories and we've expanded the coverage of target groups within each category examined. Twelve chapters cover industry trends: who's shopping and where; their motivations; attitudes and beliefs toward nutrition, diet, and healthy lifestyles; and the desire for specific ingredients and avoidance issues. In addition, entire chapters have been devoted to females, males, families and kids; alternative healthcare; and an update on key organic trends. As always, three separate chapters provide analysis across the specifics of food and beverages, dietary supplements, and weight management and exercise. This compilation of nine years of annual comprehensive surveys includes trended consumer data gathered from over 26,000 consumers across 20 shopping channels and over 100 product categories.

/ riding theme appeared this year as we considered the top trends affecting the marketplace _ The Dual Society. The bifurcation of our American society across numerous issues was apparent as we gathered data about each trend. It has manifested itself in consumer

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attitudes toward health with two polar opposite consumer segments that we have been tracking now for 7 years: the WELL BEINGS and EAT, DRINK & BE MERRYS. These two segments drive (site attitudes toward each trend. As a result, you will note that we have included a "countertrend" within the treatise of each one. Whether we discuss The Culture of Sustainability, Dr. Me, Stop _ I Want Off, or The New Immunity, today's trends can only be understood by examining those consumers who actively influence each one and those consumers who have chosen an opposite path. We have provided additional background and data as means of explanation and to promote understanding. Included at the end of chapter one are market implications for each trend. We're confident that you'll find much "food for thought" here as you consider how these trends will affect your business over the next few years.

Within the health and wellness consumer segmentation, now in its seventh year of tracking, we saw an increase in the number of MAGIC BULLETS, now 19% of the population. This group of consumers will be influential to the wellness marketplace this year, particularly driven by their preferences for supplements and functional foods. They have increased their consumption and overall are becoming more similar to the healthiest segment, the WELL BEINGS. As one-fourth of the general population, WELL BEINGS continue to explore, experiment and adopt new health products and services and their positive attitudes and values influence can be seen across the spectrum from increased usage of healthy categories and alternative healthcare to their influence on environmental issues. The FOOD ACTIVES, who are driven by balance, have continued to revert back to the basics of healthy nutrition, while the FENCE SITTERS, the segment most driven by family dynamics, are seeking more health convenience and are experimenting with new options in healthy foods that taste good too. Lastly, the EAT, DRINK & BE MERRYS continue to be driven by taste and vanity. Regardless of your position in the marketplace _ food marketer, s ment supplier, healthcare provider or other _ understanding the psychographic profiles of th segments will be key to making them believe in the benefits of your product or service.

Brand relationships are undergoing a metamorphosis from that of typical icon brand communications to one of a cultural values experience. Consumers want to relate increasingly on their terms. They want information available to them in easily understood messages that are available at their fingertips when they want it - and not before. The concerns of war and economy have continued to drive some consumers into less consumptive patterns, as they are seeking a simpler lifestyle, less concerns and meaningful relationships. These desires will drive the need for a more creative suite of marketing
communication tools. In addition, as marketers appear to be moving the product/idea lifecycle ever faster, the caution will be the discernment of consumers for authenticity. Consumers are researching brand activities at an increasing rate; as they desire to know what brands are doing to protect the environment and their health, they are more discerning.

Chapter six, Females, Males, Families & Kids, contains a new treatise on gender differences across health and wellness issues. As marketers are looking for new opportunities, the attitudinal differences and needs across females and males are sure to present new ideas. Chapter ten, Organic Trends, presents key updates to our 2007 Organic Consumer Trends Report. For anyone in the organic sector, these two treatises provide essential insights into what will drive the organic market in hard economic times. We noted changes in the organic consumer segmentation in chapter ten, including the slight increase in the most integrated organic consumer segment _ the DEVOTEDS. Combined with a decrease in the size of the DABBLERS s nt, the implications are good. However, do not miss our data and discussion on frequency and its possible effect on individual categories as we project the trade-offs that could happen in a recession.

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Consumers continue to seek multiple ways to enhance their health to prevent disease, and to promote healthy aging. All of these drivers will continue to present opportunities for health and wellness marketers. Categories such as supplements, sports nutrition, and weight management will continue to experience growth through specificity as consumers are seeking products that answer their individual nutritional needs. As such, customization of products and programs will continue to grow. Consumers have also integrated wellness across their lifestyles and are driving new sustainable industries as seen in our LOHAS (Lifestyles of Health and Sustainability) research.

This ninth edition of the HWTR is an essential tool for opportunity analysis, new product development, marketing communications, and overall strategic planning as it seeks to analyze the many changes across consumers and the marketplace. NMI's most comprehensive report on health and wellness, the HWTR, will assist ingredient suppliers, manufacturers, brands, retailers, healthcare providers and others in understanding the interrelationship between drivers of health and wellness, sources of influence, health and medical conditions, health-related attitudinal measures, lifestyle factors, shopping patterns, product usage patterns, and brand purchase patterns, among other topics. Every page offers unique insight with the presentation of charts, graphs, or tables, accompanied by analysis and commentary on associated market elements and key opportunities.

TAB B8

CMS
center for medicare/Medicaid Services HHS.gov

National Health Expenditures
2007 Highlights

U.S. health care spending growth decelerated in 2007, increasing 6.1 percent compared to 6.7 percent in 2006. Total health expenditures reached $2.2 trillion, which translates to $7,421 per person or 16.2 percent of the nation's Gross Domestic Product (GDP).

Health Care Spending by Type of Service or Product: Personal Health Care

- **Hospital:** Hospital spending growth accelerated slightly in 2007, increasing 7.3 percent to $696.5 billion compared to 6.9 percent in 2006. The slight increase in growth was influenced by strong growth in Medicaid hospital spending. Growth in prices (as measured in the Producer Price Index) slowed in 2007 and accounted for about half of the total growth in hospital spending, while utilization, service intensity, and population growth accounted for the remainder.
- **Physician and Clinical Services:** Spending on physician and clinical services increased 6.5 percent in 2007 to $478.8 billion, the same rate of growth as 2006. While overall expenditure growth was flat, price growth (as measured by the Consumer Price Index) accelerated; these trends indicate a sharp decrease in non-price factors such as the use or intensity of services paid for in 2007.
- **Other Professional Services:** Spending growth for other professional services, which include therapists, chiropractors, optometrists, and podiatrists, accelerated in 2007, increasing 5.6 percent to $62 billion.
- **Dental Services:** Spending growth for dental services also accelerated in 2007, increasing 5.2 percent to $95.2 billion.
- **Other Personal Health Care:** Spending growth for other personal health care services decelerated in 2007, increasing 5.9 percent to $66.2 billion. This category includes expenditures for medical services delivered in non-traditional settings, such as schools or community centers.
- **Home Health:** Spending growth for freestanding home health care services accelerated in 2007, increasing 11.3 percent. This acceleration was partially due to an increase in price growth but was also influenced by non-price factors, such as use and intensity. Expenditures reached $59 billion in 2007.
- **Nursing Homes:** Spending for freestanding nursing homes reached $131.3 billion 2007, increasing 4.8 percent in 2007. This acceleration from 2006 is partially attributable to nursing home price growth.
- **Prescription Drugs:** Prescription drug spending growth decelerated in 2007, from 8.6 percent in 2006 to 4.9 percent in 2007. Factors that contributed to the deceleration included an increase in the generic dispensing rate, slower growth in prescription drug prices, and growing consumer safety concerns. In 2007, expenditures reached $227.5 billion.
- **Durable Medical Equipment:** Spending growth on durable medical equipment, which includes items such as eyeglasses and hearing aids, decelerated in 2007, growing 0.9 percent to $24.5 billion.
- **Other Non-durable Medical Products:** Spending growth on other non-durable medical products, such as over-the-counter medicines, accelerated in 2007, growing 5.7 percent to $37.4 billion.

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution, and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2007

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
							Billions of Dollars									
National Health Expenditures	$27.5	$74.9	$253.4	$714.1	$912.5	$1,124.9	$1,190.1	$1,265.2	$1,353.2	$1,469.4	$1,602.3	$1,734.9	$1,854.8	$1,980.6	$2,112.7	$2,241.2
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.0	709.1	756.4	807.0	880.7	956.0	1,014.9	1,081.6	1,139.7	1,205.5
Public	6.8	28.1	106.3	286.8	400.2	511.4	528.0	556.0	596.8	662.4	721.6	779.0	839.9	899.0	973.0	1,035.7
Federal	2.9	17.7	71.6	193.9	279.4	365.1	372.2	389.8	417.7	464.5	509.0	552.3	599.5	640.3	707.6	754.4
State and Local	3.9	10.4	34.8	92.8	120.8	146.3	155.8	166.2	179.0	197.9	212.6	226.7	240.4	258.7	265.4	281.3
							Millions									
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	294	296	299	302
							Billions of Dollars									
Gross Domestic Product[2]	$526	$1,039	$2,790	$5,803	$6,657	$8,304	$8,747	$9,268	$9,817	$10,128	$10,470	$10,961	$11,686	$12,422	$13,178	$13,808
							Per Capita Amount in Dollars									
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,102	$4,296	$4,522	$4,789	$5,149	$5,560	$5,967	$6,319	$6,687	$7,062	$7,421
Private	111	222	638	1,684	1,947	2,237	2,390	2,534	2,677	2,828	3,056	3,288	3,458	3,652	3,810	3,991
Public	36	134	462	1,130	1,521	1,865	1,906	1,987	2,112	2,321	2,504	2,679	2,861	3,035	3,252	3,429
Federal	15	84	311	764	1,062	1,331	1,344	1,393	1,479	1,628	1,766	1,900	2,043	2,162	2,365	2,498
State and Local	21	49	151	366	459	534	562	594	634	694	738	780	819	873	887	931
							Percent Distribution									
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.3	62.4	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.9	53.8
Public	24.7	37.6	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.1	46.2
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.3	33.5	33.7
State and Local	14.3	13.9	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.5	13.3	13.1	13.0	13.1	12.6	12.6
							Percent of Gross Domestic Product									
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.6	13.7	13.8	14.5	15.3	15.8	15.9	15.9	16.0	16.2
							Average Annual Percent Growth from Previous Year Shown									
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	7.0	8.6	9.0	8.3	6.9	6.8	6.7	6.1
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.5	6.2	6.6	5.4	5.8
Public		15.3	14.2	10.4	11.8	6.3	3.2	5.3	7.3	11.0	8.9	8.0	7.8	7.0	8.2	6.4
Federal		20.0	15.0	10.5	12.9	6.9	2.0	4.7	7.2	11.2	9.6	8.5	8.6	6.8	10.5	6.6
State and Local		10.2	12.8	10.3	9.2	4.9	6.5	6.7	7.7	10.5	7.4	6.6	6.0	7.6	2.6	6.0
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	1.0	0.9	1.0	0.9	1.0	1.0
Gross Domestic Product[2]		7.0	10.4	7.6	4.7	5.7	5.3	6.0	5.9	3.2	3.4	4.7	6.6	6.3	6.1	4.8

[1]Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]U.S. Department of Commerce, Bureau of Economic Analysis.

NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.

SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

Table 2

National Health Expenditures Aggregate Amounts and Average Annual Percent Change, by Type of Expenditure: Selected Calendar Years 1960-2007

Type of Expenditure	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
								Billions of Dollars								
National Health Expenditures	$27.5	$74.9	$253.4	$714.1	$912.5	$1,124.9	$1,190.1	$1,265.2	$1,353.2	$1,469.4	$1,602.3	$1,734.9	$1,854.8	$1,980.6	$2,112.7	$2,241.2
Health Services and Supplies	24.9	67.1	233.4	666.8	853.1	1,053.8	1,110.9	1,179.7	1,264.4	1,375.9	1,498.3	1,623.1	1,733.1	1,850.4	1,976.1	2,098.1
Personal Health Care	23.3	62.9	214.8	607.6	773.6	959.3	1,010.0	1,067.8	1,139.2	1,238.3	1,340.3	1,447.5	1,550.2	1,655.1	1,765.5	1,878.3
Hospital Care	9.2	27.6	101.0	251.6	317.1	364.7	376.2	394.8	416.9	451.2	488.4	527.4	566.8	607.5	649.3	696.5
Professional Services	8.3	20.6	67.3	216.8	280.8	352.6	375.9	397.9	426.8	465.4	503.2	543.0	581.2	621.5	661.4	702.1
Physician and Clinical Services	5.4	14.0	47.1	157.6	201.2	241.0	256.4	269.7	288.6	313.2	337.9	366.7	393.6	422.2	449.7	478.8
Other Professional Services	0.4	0.7	3.6	18.2	24.5	33.4	35.7	37.1	39.1	42.8	45.6	49.0	52.9	56.0	58.7	62.0
Dental Services	2.0	4.7	13.3	31.5	38.9	50.2	53.5	57.1	62.0	67.5	73.3	76.9	81.5	86.4	90.5	95.2
Other Personal Health Care	0.6	1.2	3.3	9.6	16.2	28.1	30.3	34.0	37.1	41.9	46.3	50.4	53.3	56.9	62.5	66.2
Nursing Home and Home Health	0.9	4.3	20.9	65.2	87.3	119.0	122.8	122.0	125.8	133.7	139.9	148.5	157.9	168.7	178.4	190.4
Home Health Care	0.1	0.2	2.4	12.6	21.9	34.5	33.2	31.5	30.5	32.2	34.2	38.0	42.7	48.1	53.0	59.0
Nursing Home Care	0.8	4.0	18.5	52.6	65.4	84.5	89.5	90.5	95.3	101.5	105.7	110.5	115.2	120.6	125.4	131.3
Retail Outlet Sales of Medical Products	4.9	10.5	25.7	74.0	88.4	123.0	135.2	153.1	169.8	188.0	208.8	228.6	244.3	257.5	276.4	289.3
Prescription Drugs	2.7	5.5	12.0	40.3	51.0	77.6	88.5	104.6	120.6	138.3	157.6	174.2	188.8	199.7	216.8	227.5
Other Medical Products	2.3	5.0	13.6	33.7	37.4	45.4	46.6	48.5	49.2	49.7	51.2	54.5	55.5	57.8	59.6	61.8
Durable Medical Equipment	0.6	1.6	3.8	11.3	13.5	18.1	18.8	19.1	19.4	19.7	20.8	22.4	22.8	23.8	24.2	24.5
Other Non-Durable Medical Products	1.6	3.3	9.8	22.5	23.9	27.3	27.9	29.4	29.8	30.0	30.4	32.1	32.7	34.0	35.3	37.4
Government Administration and Net Cost of Private Health Insurance	1.2	2.8	12.2	39.2	52.8	59.6	63.3	71.2	81.8	90.6	105.8	121.9	128.8	138.7	150.4	155.7
Government Public Health Activities	0.4	1.4	6.4	20.0	26.8	34.9	37.6	40.7	43.4	47.0	52.1	53.7	54.0	56.6	60.2	64.1
Investment	2.6	7.8	19.9	47.3	59.3	71.1	79.2	85.4	88.8	93.5	104.0	111.8	121.7	130.2	136.6	143.1
Research[1]	0.7	2.0	5.4	12.7	16.4	19.4	21.5	23.4	25.6	28.8	32.5	35.5	38.8	40.2	41.3	42.4
Structures and Equipment	1.9	5.8	14.5	34.7	42.9	51.7	57.7	62.0	63.2	64.7	71.5	76.3	83.0	90.0	95.2	100.7
							Average Annual Percent Change From Previous Year Shown									
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	7.0	8.6	9.0	8.3	6.9	6.8	6.7	6.1
Health Services and Supplies		10.4	13.3	11.1	8.6	5.4	5.4	6.2	7.2	8.8	8.9	8.3	6.8	6.8	6.8	6.2
Personal Health Care		10.4	13.1	11.0	8.4	5.5	5.3	5.7	6.7	8.7	8.2	8.0	7.1	6.8	6.7	6.4
Hospital Care		11.6	13.9	9.6	8.0	3.6	3.2	5.0	5.6	8.2	8.2	8.0	7.5	7.2	6.9	7.3
Professional Services		9.5	12.5	12.4	9.0	5.9	6.6	5.8	7.3	9.0	8.1	7.9	7.0	6.9	6.4	6.2
Physician and Clinical Services		10.1	12.9	12.8	8.5	4.6	6.4	5.2	7.0	8.5	7.9	8.5	7.3	7.3	6.5	6.5
Other Professional Services		6.6	17.1	17.5	10.4	8.1	7.0	3.8	5.4	9.4	6.6	7.5	7.9	6.0	4.8	5.6
Dental Services		9.1	11.1	9.0	7.3	6.6	6.6	6.8	8.5	9.0	8.6	4.8	6.0	6.0	4.7	5.2
Other Personal Health Care		7.3	10.1	11.4	19.1	14.8	7.9	12.3	9.0	13.0	10.6	8.7	5.7	6.8	9.8	5.9
Nursing Home and Home Health		17.2	17.2	12.1	10.2	8.1	3.1	-0.6	3.1	6.3	4.7	6.1	6.3	6.9	5.8	6.7
Home Health Care		14.5	26.9	18.1	20.3	12.1	-3.8	-5.1	-3.2	5.5	6.3	11.1	12.3	12.6	10.3	11.3
Nursing Home Care		17.4	16.4	11.0	7.5	6.6	6.0	1.1	5.2	6.6	4.1	4.5	4.2	4.7	4.0	4.8
Retail Outlet Sales of Medical Products		7.8	9.4	11.2	6.1	8.6	9.9	13.2	10.9	10.7	11.1	9.5	6.9	5.4	7.4	4.6
Prescription Drugs		7.5	8.2	12.8	8.2	11.1	14.1	18.1	15.3	14.7	14.0	10.5	8.4	5.8	8.6	4.9
Other Medical Products		8.1	10.6	9.5	3.5	5.0	2.6	3.9	1.5	1.0	3.1	6.4	1.9	4.0	3.2	3.7
Durable Medical Equipment		9.7	8.9	11.5	6.2	7.6	3.7	1.5	1.8	1.7	5.5	7.8	1.7	4.2	2.0	0.9
Other Non-Durable Medical Products		7.4	11.4	8.6	2.0	3.5	1.9	5.5	1.4	0.5	1.5	5.5	2.0	3.9	4.0	5.7
Government Administration and Net Cost of Private Health Insurance		8.6	16.0	12.4	10.4	3.1	6.1	12.5	14.9	10.8	16.8	15.2	5.7	7.6	8.4	3.6
Government Public Health Activities		12.8	16.5	12.0	10.4	6.8	7.8	8.4	6.5	8.2	11.0	3.0	0.6	4.7	6.5	6.4
Investment		11.7	9.9	9.0	7.8	4.6	11.4	7.9	4.0	5.2	11.3	7.5	8.9	7.0	4.9	4.8
Research[1]		10.9	10.8	8.9	9.0	4.3	10.6	9.1	9.2	12.3	13.1	9.2	9.1	3.8	2.7	2.7
Structures and Equipment		11.9	9.5	9.1	7.4	4.8	11.7	7.4	2.0	2.3	10.5	6.7	8.8	8.5	5.8	5.7

[1]Research and development expenditures of drug companies and other manufacturers and providers of medical equipment and supplies are excluded from research expenditures. These research expenditures are implicitly included in the expenditure class in which the product falls, in that they are covered by the payment received for that product.

NOTE: Numbers may not add to totals due to rounding. Dollar amounts shown are in current dollars.

SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group.

TAB B9

Table 7. Resident Population by Age and Sex: 1980 to 2007

[In thousands, except as indicated (226,546 represents 226,546,000). 1980, 1990, and 2000 data are enumerated population as of April 1; data for other years are estimated population as of July 1. Excludes Armed Forces overseas. For definition of median, see Guide to Tabular Presentation]

Age group	1980 [1] Total	1980 [1] Male	1980 [1] Female	1990 [2] Total	1990 [2] Male	1990 [2] Female	2000 [3] Total	2000 [3] Male	2000 [3] Female	2001, total	2002, total	2003, total	2004, total	2005, total	2006, total	2007 Total	2007 Male	2007 Female
Total	226,546	110,053	116,493	248,791	121,284	127,507	281,425	138,056	143,368	285,112	287,888	290,448	293,192	295,896	298,755	301,621	148,659	152,962
Under 5 years	16,348	8,362	7,986	18,765	9,603	9,162	19,176	9,811	9,365	19,350	19,537	19,774	20,060	20,300	20,452	20,724	10,603	10,121
5 to 9 years	16,700	8,539	8,161	18,042	9,236	8,806	20,550	10,523	10,026	20,235	19,976	19,764	19,599	19,526	19,674	19,850	10,149	9,701
10 to 14 years	18,242	9,316	8,926	17,067	8,742	8,325	20,528	10,520	10,008	20,892	21,106	21,193	21,117	20,845	20,587	20,314	10,400	9,914
15 to 19 years	21,168	10,755	10,413	17,893	9,178	8,714	20,219	10,391	9,828	20,305	20,362	20,468	20,703	21,020	21,275	21,474	11,007	10,467
20 to 24 years	21,319	10,663	10,655	19,143	9,749	9,394	18,963	9,688	9,275	19,797	20,299	20,636	20,870	20,947	20,994	21,032	10,853	10,179
25 to 29 years	19,521	9,705	9,816	21,336	10,708	10,629	19,382	9,799	9,583	18,938	18,896	19,051	19,458	19,945	20,575	21,058	10,776	10,282
30 to 34 years	17,561	8,677	8,884	21,838	10,866	10,973	20,511	10,322	10,189	20,732	20,802	20,673	20,406	20,010	19,607	19,533	9,906	9,627
35 to 39 years	13,965	6,862	7,104	19,851	9,837	10,014	22,707	11,319	11,388	22,280	21,830	21,373	21,007	20,952	21,119	21,176	10,655	10,522
40 to 44 years	11,669	5,708	5,961	17,593	8,679	8,914	22,442	11,130	11,313	22,843	22,941	22,964	23,022	22,824	22,436	21,985	10,964	11,021
45 to 49 years	11,090	5,388	5,702	13,747	6,741	7,006	20,093	9,890	10,203	20,709	21,272	21,752	22,103	22,462	22,767	22,861	11,303	11,559
50 to 54 years	11,710	5,621	6,089	11,315	5,494	5,821	17,586	8,608	8,978	18,662	18,695	19,034	19,486	19,985	20,459	21,013	10,292	10,721
55 to 59 years	11,615	5,482	6,133	10,489	5,009	5,480	13,469	6,509	6,961	13,934	15,082	15,719	16,479	17,341	18,206	18,235	8,847	9,389
60 to 64 years	10,088	4,670	5,418	10,627	4,947	5,679	10,806	5,137	5,669	11,104	11,501	12,109	12,583	12,993	13,350	14,475	6,928	7,548
65 to 74 years	15,581	6,757	8,824	18,048	7,908	10,140	18,391	8,303	10,088	18,322	18,282	18,349	18,472	18,639	18,910	19,352	8,887	10,465
75 to 84 years	7,729	2,867	4,862	10,014	3,745	6,268	12,361	4,879	7,482	12,590	12,700	12,885	12,978	13,052	13,057	13,024	5,313	7,711
85 years and over	2,240	682	1,559	3,022	841	2,181	4,240	1,227	3,013	4,417	4,546	4,715	4,847	5,055	5,286	5,512	1,777	3,735
5 to 13 years	31,159	15,923	15,237	31,839	16,301	15,538	37,026	18,964	18,062	37,080	36,972	36,752	36,345	36,084	36,009	35,971	18,399	17,572
14 to 17 years	16,247	8,298	7,950	13,345	6,860	6,485	16,093	8,285	7,808	16,184	16,353	16,497	16,813	17,068	17,207	17,207	8,816	8,391
18 to 24 years	30,022	15,054	14,969	26,961	13,744	13,217	27,141	13,873	13,268	27,966	28,420	28,801	29,131	29,206	29,313	29,492	15,194	14,299
18 years and over	162,791	77,473	85,321	184,841	88,519	96,322	209,130	100,996	108,133	212,498	215,026	217,425	219,973	222,464	225,087	227,719	110,841	116,878
55 years and over	47,253	20,458	26,795	52,200	22,450	29,748	59,267	26,055	33,212	60,368	62,171	63,776	65,380	67,080	68,810	70,600	31,752	38,849
65 years and over	25,550	10,306	15,245	31,084	12,494	18,589	34,992	14,410	20,582	35,330	35,588	35,949	36,297	36,746	37,253	37,888	15,976	21,912
75 years and over	9,969	3,549	6,421	13,036	4,585	8,449	16,601	6,106	10,495	17,008	17,306	17,600	17,825	18,107	18,343	18,536	7,089	11,446
Median age (years)	30.0	28.8	31.3	32.8	31.6	34.0	35.3	34.0	36.5	35.6	35.7	35.9	36.1	36.2	36.4	36.6	35.3	37.9

[1] Total population count has been revised since the 1980 census publications. Numbers by age and sex have not been corrected. [2] The data shown have been modified from the official 1990 census counts. See text of this section for explanation. The April 1, 1990, estimates base (248,790,925) includes count resolution corrections processed through August 1997. It generally does not include adjustments for census coverage errors. However, it includes adjustments estimated for the 1995 Test Census in various localities in California, New Jersey, and Louisiana; and the 1998 census dress rehearsals in localities in California and Wisconsin. These adjustments amounted to a total of 81,052 persons. [3] The April 1, 2000, population estimates base reflects changes to the Census 2000 population from the Count Question Resolution program.

Source: U.S. Census Bureau, Current Population Reports, P25-1095; "Table US-EST90INT-04 - Intercensal Estimates of the United States Resident Population by Age Groups and Sex, 1990–2000: Selected Months"; published 13 September 2002; <http://www.census.gov/popest/archives/EST90INTERCENSAL/US-EST90INT-04.html>; and "Annual Estimates of the Population by Sex and Five-Year Age Groups for the United States: April 1, 2000 to July 1, 2007 (NC-EST2007-01)"; release date: May 1, 2008 <http://www.census.gov/popest/national/asrh/NC-EST2007/NC-EST2007-01.xls>.

Table 10. **Resident Population Projections by Sex and Age: 2010 to 2050**

[In thousands, except as indicated (310,233 represents 310,233,000). As of July 1. Projections are based on assumptions about future births, deaths, and net international migration. More information on methodology and assumptions is available at <http://www.census.gov/population/www/projections/methodstatement.html>. For definition of median, see Guide to Tabular Presentation]

Age	2010			2015			2020	2025	2030	2035	2040	2045	2050	Percent distribution				
	Total	Male	Female	Total	Male	Female								2010	2015	2020	2025	2050
Total	310,233	152,753	157,479	325,540	160,424	165,116	341,387	357,452	373,504	389,531	405,655	422,559	439,010	100.0	100.0	100.0	100.0	100.0
Under 5 years	21,100	10,779	10,320	22,076	11,278	10,798	22,846	23,484	24,161	25,056	26,117	27,171	28,148	6.8	6.8	6.7	6.6	6.4
5 to 9 years	20,886	10,654	10,232	21,707	11,074	10,633	22,732	23,548	24,232	24,953	25,893	26,998	28,095	6.7	6.7	6.7	6.6	6.4
10 to 14 years	20,396	10,421	9,975	21,658	11,049	10,609	22,571	23,677	24,567	25,319	26,105	27,106	28,274	6.6	6.7	6.6	6.6	6.4
15 to 19 years	21,770	11,159	10,611	21,209	10,844	10,365	22,554	23,545	24,723	25,682	26,501	27,364	28,422	7.0	6.5	6.6	6.6	6.5
20 to 24 years	21,779	11,100	10,680	22,342	11,378	10,963	21,799	23,168	24,191	25,408	26,408	27,272	28,171	7.0	6.9	6.4	6.5	6.4
25 to 29 years	21,418	10,873	10,545	22,400	11,353	11,048	22,949	22,417	23,804	24,855	26,102	27,138	28,039	6.9	6.9	6.7	6.3	6.4
30 to 34 years	20,400	10,308	10,092	22,099	11,182	10,917	23,112	23,699	23,216	24,647	25,745	27,040	28,126	6.6	6.8	6.8	6.6	6.4
35 to 39 years	20,267	10,191	10,076	20,841	10,506	10,335	22,586	23,645	24,279	23,848	25,321	26,462	27,799	6.5	6.4	6.6	6.6	6.3
40 to 44 years	21,010	10,509	10,500	20,460	10,247	10,214	21,078	22,851	23,944	24,612	24,224	25,729	26,897	6.8	6.3	6.2	6.4	6.1
45 to 49 years	22,596	11,165	11,430	21,001	10,447	10,553	20,502	21,164	22,943	24,061	24,750	24,411	25,933	7.3	6.5	6.0	5.9	5.9
50 to 54 years	22,109	10,827	11,282	22,387	10,977	11,309	20,852	20,404	21,087	22,684	24,025	24,750	24,445	7.1	6.9	6.1	5.7	5.6
55 to 59 years	19,517	9,450	10,067	21,682	10,524	11,158	21,994	20,575	20,185	20,903	22,703	23,867	24,621	6.3	6.7	6.4	5.8	5.6
60 to 64 years	16,758	8,024	8,733	18,661	9,023	9,638	21,009	21,377	20,080	19,760	20,513	22,305	23,490	5.4	5.8	6.2	6.0	5.4
65 to 69 years	12,261	5,747	6,514	15,812	7,449	8,364	17,861	19,857	20,381	19,230	18,989	19,775	21,543	4.0	4.9	5.2	5.6	4.9
70 to 74 years	9,202	4,191	5,011	11,165	5,109	6,046	14,452	16,329	18,404	18,679	17,906	17,794	18,570	3.0	3.4	4.2	4.6	4.2
75 to 79 years	7,282	3,159	4,123	7,901	3,480	4,421	9,656	12,598	14,380	16,249	16,771	16,016	15,984	2.3	2.4	2.8	3.5	3.6
80 to 84 years	5,733	2,302	3,431	5,676	2,342	3,334	6,239	7,715	10,173	11,735	13,375	13,925	13,439	1.8	1.7	1.8	2.2	3.1
85 to 89 years	3,650	1,297	2,353	3,786	1,409	2,376	3,817	4,278	5,383	7,215	8,450	9,767	10,303	1.2	1.2	1.1	1.2	2.3
90 to 94 years	1,570	473	1,097	1,856	591	1,265	1,976	2,047	2,380	3,044	4,180	5,007	5,909	0.5	0.6	0.6	0.6	1.3
95 to 99 years	452	108	344	546	142	404	669	739	795	952	1,270	1,603	2,229	0.1	0.2	0.2	0.2	0.5
100 years and over	79	16	65	105	21	84	135	175	208	239	298	439	601	(Z)	(Z)	(Z)	(Z)	0.1
5 to 13 years	37,123	18,945	18,178	39,011	19,900	19,111	40,792	42,490	43,858	45,170	46,743	48,664	50,697	12.0	12.0	11.9	11.9	11.5
14 to 17 years	16,994	8,713	8,281	17,019	8,699	8,320	18,046	18,832	19,796	20,496	21,136	21,634	22,728	5.5	5.2	5.3	5.3	5.2
18 to 24 years	30,713	15,675	15,037	30,885	15,746	15,139	30,817	32,555	34,059	35,695	37,036	38,234	39,536	9.9	9.5	9.0	9.1	9.0
16 years and over	243,639	118,739	124,900	255,864	124,858	131,006	268,722	282,014	295,595	309,084	322,265	335,326	348,811	78.5	78.6	78.7	78.9	79.5
18 years and over	235,016	114,316	120,700	247,434	120,547	126,887	259,703	272,565	285,688	298,809	311,659	324,369	337,437	75.8	76.0	76.1	76.3	76.9
16 to 64 years	203,410	101,447	101,963	209,027	104,316	104,711	213,217	218,107	223,503	231,540	241,027	250,872	260,264	65.6	64.2	62.7	61.0	59.3
55 years and over	76,504	34,766	41,737	87,381	40,090	47,291	97,807	105,860	112,358	118,206	124,455	130,628	136,658	24.7	26.8	28.6	29.6	31.1
65 years and over	40,229	17,292	22,937	46,837	20,542	26,295	54,804	63,907	72,092	77,543	81,238	84,456	88,547	13.0	14.4	16.1	17.9	20.2
75 years and over	18,766	7,354	11,412	19,870	7,685	11,885	22,492	27,361	33,308	39,435	44,343	46,926	48,434	6.0	6.1	6.6	7.7	11.0
85 years and over	5,751	1,893	3,859	6,292	2,163	4,130	6,597	7,239	8,745	11,499	14,198	16,985	19,042	1.9	1.9	1.9	2.0	4.3
Median age (years)	36.9	35.5	38.2	37.1	35.9	38.4	37.7	38.2	38.7	39.0	38.9	38.9	39.0	(X)	(X)	(X)	(X)	(X)

X Not applicable. Z Less than 0.05 percent.

Source: U.S. Census Bureau, "2008 National Population Projections," released August 2008, <http://www.census.gov/population/www/projections/2008projections.html>.

TAB C

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our "Selected Financial Data" and our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under the heading "Risk Factors."

We are a leading online retailer and direct marketer of health and wellness products such as vitamins, dietary supplements, minerals, herbs, anti-oxidants, organic body and personal care products and sports nutrition and health foods. We offer our customers a selection of over 22,000 SKUs from approximately 900 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We sell these products directly to consumers through our website, *www.vitacost.com,* as well as through our catalogs. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than suggested retail prices. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Our success is driven primarily by our ability to attract new customers and grow our product offerings. Our customers are typically individuals seeking value in their purchases of health and wellness products. Our active customer base, which we define as customers who have purchased from us within the last 12 months, has steadily increased from 270,000 at the end of 2005 to approximately 900,000 as of March 31, 2009. For the first quarter of 2009, our per-customer acquisition cost, determined by dividing our acquisition-related marketing costs by the number of gross new customers, was $9.20. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $77. Our customer surveys reveal that over 95% of respondents are likely to reorder, citing as key factors our product selection and quality, competitive prices and speed and accuracy of shipment. During the first quarter of 2009, approximately 51% of our orders were placed by repeat customers.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. In 2000, we began operations under the name Vitacost.com, Inc. During 2008, we began manufacturing certain proprietary products in-house and currently have the capacity to produce in excess of one billion tablets and capsules annually. Since our inception, we have shipped over ten million orders to our customers.

Trends and Other Factors Affecting Our Business

The dietary supplement industry and our performance are affected by demographic trends as well as trends affecting health and lifestyle preferences and consumer spending. Changes in these trends and other factors that we may not foresee may also impact our business, including potential regulatory actions by the FDA and the FTC that may affect the viability of a given product that we offer. Our business allows us to respond to changing trends by introducing new products and adjusting our product mix and pricing. We will continue to expand our product offering and diversify our product lines.

We intend to continue our focus on meeting the demands of an increasingly aging population, as well as a rapidly growing fitness conscious public, and the effects of increasing costs of traditional healthcare.

The U.S. Census Bureau reports that the number of individuals in the 65 and over age group is expected to double in the next 25 years. Moreover, it is estimated that by 2030 the 65 or older group will comprise 20% of the population. We believe the increase in the population of this age group provides us with enhanced sales opportunities.

TAB C1, p. 6 of the Report

We believe that as the costs of healthcare continue to rise, lower-cost alternatives to prescription drugs and preventative supplementation will continue to be an attractive option for the American consumer. According to the California HealthCare Foundation, medical spending as a percentage of GDP increased from 5.2% to 16% between 1960 and 2006, and is projected to reach 19.5% of GDP by 2017. As more people seek to avoid costly medical issues and focus on prevention through diet, supplementation and exercise, we expect the demand in this market segment to provide us with continued opportunities. For example, lower-cost alternatives to expensive cholesterol lowering medications such as fish oil (essential fatty acids), are experiencing increasing popularity.

TAB C2, p. 3 of the Report

TAB C3

p. 11 of the Report

According to the Mintel "Health and Fitness Clubs — US — June 2009" report, 50% of U.S. adults and approximately 42% of those over the age of 55 maintain a regular fitness routine. The International Health, Racquet and Sportsclub Association found that health club memberships grew to more than 45 million memberships in 2008, up 15% from 2003. The Mintel report further stated that among those who do currently have a health club membership, 86% say they would renew if their membership were to expire today. We believe that the increase in our sales of sports supplements, which help with recovery and performance, is an indication of this growth, and that this will continue as fitness programs become an accepted lifestyle rather than a trend. When taken in context of the rising costs of healthcare, we believe the dietary supplement industry as a whole stands to benefit. A change in the trend toward healthy lifestyle living may decrease our sales which could adversely effect our business, financial condition and results of operations.

p. 27 of the Report

p. 38-40 of the Report

Our historical results have also been significantly influenced by our new product offerings. Since the beginning of 2004, we have added over 15,000 new proprietary and third-party products to our online store. This expanded product offering drives additional online traffic to our website and allows many of our existing customers and potential new consumers the ability to purchase all their health and wellness products with us.

To date, we have not been adversely effected by the current recession and resulting downturn in consumer confidence and discretionary spending. However, if consumer confidence or discretionary spending decreases more acutely or for longer than expected, our sales and margins may decrease which could have a material adverse effect on our business, financial condition and results of operations.

Sources of Revenue

We derive our revenue principally through the sale of product and freight billed to customers associated with the shipment of product. Our primary source of revenue is the sale of products. For each of the years ended December 31, 2008, 2007 and 2006, product net sales accounted for approximately 92% of our total net sales. Freight billed to customers for each of the years ended December 31, 2008, 2007 and 2006 accounted for approximately 8% of our total net sales.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of the product and the cost of shipping the product to the customer.

Fulfillment. Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

TAB C1

65+ in the United States: 2005

Issued December 2005

P23-209

Current Population Reports

Special Studies

By
Wan He,
Manisha Sengupta,
Victoria A. Velkoff,
and
Kimberly A. DeBarros



U.S. Department of Health and Human Services
National Institutes of Health
NATIONAL INSTITUTE ON AGING

U.S. Department of Commerce
Economics and Statistics Administration
U.S. CENSUS BUREAU

trends in labor force participation and retirement. Data on wealth, income, and poverty are also presented. In the fifth chapter, geographic distribution and mobility of the older population are discussed. The sixth chapter examines social characteristics of the older population, such as marital status, living arrangements, and educational attainment.

Growth of the Older Population

According to U.S. Census Bureau projections, a substantial increase in the number of older people will occur when the Baby Boom generation (people born between 1946 and 1964) begins to turn 65 in 2011. The older population is projected to double from 36 million in 2003 to 72 million in 2030, and to increase from 12 percent to 20 percent of the population in the same time frame. By 2050, the older population is projected to number 86.7 million.

The oldest-old population (those aged 85 and older) is also projected to double—from 4.7 million in 2003 to 9.6 million in 2030—and to double again to 20.9 million in 2050. The latter increase will reflect the movement of Baby Boomers into the oldest-old category.

Despite the growth of the older population, the United States is relatively young compared with other developed countries. In 2003, 12.4 percent of the U.S. population was 65 and older, while in many developed countries, the proportion ranged between 16 percent and 18 percent.[1] Part of the reason for this difference is that the United States has had higher levels of fertility and immigration in recent decades than those of other developed countries.

[1] Countries with between 16 and 18 percent of their populations aged 65 and older include Belgium, Bulgaria, France, Germany, Greece, Japan, Italy, Portugal, Spain, Sweden, and the United Kingdom. See Appendix Table A-1 for additional information.

Figure 1-2.
Population Aged 65 and Over by Race and Hispanic Origin: 2003, 2030, and 2050
(Percent of total population aged 65 and over)



Non-Hispanic White alone
83
72
61
Black alone
8
10
12
Asian alone
3
5
8
All other races alone or in combination[1]
1
2
3
Hispanic (any race)
6
11
18
2003
2030
2050

[1] The race group "All other races alone or in combination" includes American Indian and Alaska Native alone, Native Hawaiian and Other Pacific Islander alone, and all people who reported two or more races.

Note: The reference population for these data is the resident population.

Source: U.S. Census Bureau, 2004b. For full citation, see references at end of chapter.

Growing Diversity of the Older Population

As the older population grows larger, it will also grow more diverse, reflecting the demographic changes in the U.S. population as a whole over the last several decades. In 2003, non-Hispanic Whites accounted for nearly 83 percent of the U.S. older population, followed by Blacks (8 percent), Hispanics, who may be any race (6 percent), and Asians (3 percent).[2] Projections suggest that by 2030 the composition of the older population will be 72 percent non-Hispanic White, 11 percent Hispanic, 10 percent Black, and 5 percent Asian (Figure 1-2).

[2] The term non-Hispanic White is used to refer to people who reported being White and no other race and who are not Hispanic. The term Black is used to refer to people who reported being Black or African American and no other race, and the term Asian is used to refer to people who reported being Asian and no other race. The use of single-race populations in this report does not imply that this is the preferred method of presenting or analyzing data. The Census Bureau uses a variety of approaches.

The term Hispanic is used to refer to people who are Hispanic or Latino. Hispanics may be any race.

TAB C2


300
200
100
0
1995
1996

SNAPSHOT

Health Care Costs 101

2008

California HealthCare Foundation

National Health Spending
as a Share of Gross Domestic Product


5.2%
7.2%
9.1%
12.3%
13.8%
15.9%
16.0%
16.3%
16.6%
19.5%
1960
1970
1980
1990
2000
2005
2006
2007P*
2008P*
2017P*

*CMS projections assume nominal growth of 4.8 to 5.0 percent per year in GDP and 6.6 to 6.7 percent in national health spending.
Notes: Selected rather than continuous years of data are shown prior to 2006. Years 2007 forward are CMS projections.
Source: Centers for Medicare and Medicaid Services (CMS), Office of the Actuary.

TAB C3

Health and Fitness Clubs - US - June 2009

Scope and Themes

What you need to know

Revenues and membership for the U.S. health and fitness club industry continue to show growth on the surface, but a slowdown in real dollar growth foreshadows a looming decline in industry demand. New downward pressure on average revenue per member comes from the nation's economic recession, as health clubs prepare for large-scale cutbacks in consumer discretionary spending.

Analysis and insights offered include:

- how membership levels have held up in 2009
- which types of club revenue are most threatened
- which trends are gaining momentum despite the recession
- what kinds of innovations can add value for gym members.

Insights are supported by exclusive Mintel consumer research, which delves into topics such as:

- how perception of health clubs has changed in the last year
- what percentage of gym members would renew (for the industry overall)
- what are the best ways to increase membership renewal rates
- which demographics pay the most for their memberships.

Definition

This report builds on the analysis presented in Mintel's *Health and Fitness Clubs—U.S., June 2008*, as well as the *May 2006* report of the same title.

This report covers the U.S. market for private/commercial health and fitness clubs. While the market share of non-profit and non-traditional health and fitness clubs is considered, the focus of the reports rests on the commercial segment.

Mintel defines private and commercial health and fitness clubs as those being operated by an individual or corporate, for-profit organization. Non-profit health and fitness clubs are defined as those facilities that offer health and fitness memberships to consumers yet do not profit from these memberships.

The spa industry and tennis/racquet club industry, except as they relate to the health and fitness industry, are not included.

The analysis contained within the Consumer sections of this report does, however, consider all types of health and fitness clubs.

Value figures throughout this report are at retail selling prices (rsp) excluding sales tax unless otherwise stated.

FIGURE 3: U.S. health and fitness club membership and number of locations, 2003-08

Year	Members		Clubs		Average members per club
	million	Index	#	Index	#
2003	39.4	100	23,500	100	1,677
2004	41.3	105	26,830	114	1,539
2005	41.3	105	29,069	124	1,421
2006	42.7	108	29,357	125	1,455
2007	44.1	112	29,636	126	1,488
2008	45.5	115	30,022	128	1,516

SOURCE: Mintel/IHRSA

Competitive Context

Clubs with smaller footprint growing faster

Within the health club market, growth appears to be coming from smaller clubs that offer fewer amenities and charge lower monthly fees for 24-hour access. Meanwhile, larger clubs with all the extras are seeing flat to negative membership growth (according to an IHRSA spokesman).

The IHRSA further reports that about 10% of the nation's 30,000 health clubs are small 24-hour clubs, many of which have opened within the last five years. Examples of such chains include:

- **Anytime Fitness.** Launched in 2003, this Minnesota-based chain already has more than 1,000 clubs, more than half a million members and generated $23 million in 2008 revenue. Monthly membership is about $40.
- **Snap Fitness.** Also based in Minnesota and launched in 2004, this national chain now claims about 1,700 clubs and $31 million in 2008 revenue. Monthly membership is $35, with no long-term commitment.

These smaller operations typically offer only core cardio and strength equipment and forego the group classes, swimming pools, and racquetball courts. Facilities are manned by staff during regular hours, but members can gain access after hours with a magnetic key card and work out alone on their own schedule.

Success of these stripped-down gyms is a strong example of how **key value propositions can be offered more efficiently and better target specific segments.**

- A Snap franchise is roughly one-tenth the size of a large fitness center and needs only about 250 members to turn a profit. Snap management has stated that the concept works well in small and medium-sized towns, as well as large metro markets.

Health Club Usage Trends

Key points

- **Private club penetration has increased the most among under-45s since 2006.**
- **Health club membership penetration among Mintel respondents is steady from 2008 but new memberships appear to be slowing.**
- **Respondents aged 18-34 remain the most likely to be gym members but are also the most difficult to retain, though gym-hopping appears to have been slowed by the recession.**
- **Household income remains the largest determining factor of health club membership.**

Private club penetration increases among under-45s

- Overall, penetration of private club membership has barely changed since 2007, increasing by a single percentage point from 10% to 11%.
- What appears to be more significant is an increase in private club penetration among certain age groups. **The largest increases of 2-3 percentage points are seen in respondents under the age of 45,** the prime target for most health clubs. Despite population trends favoring growth of the over-45 demographic (and recent efforts to target aging Boomers), **older age groups remain lower growth segments.**

FIGURE 18: Incidence of exercise and private health club usage, by age, May 2006-September 2008

Base: 24,898 adults aged 18+ (2008), 25,375 adults aged 18+ (2007)

	Regular fitness program 2007-08	Private club (as % of those who engage in regular program) 2007-08	Private club (as % of total) 2007-08	Private club (as % of total) 2006-07
	%	%	%	%
All	50	22	11	10
18-24	61	22	13	11
25-34	55	29	16	13
35-44	54	25	14	12
45-54	46	22	10	11
55-64	42	19	8	9
65+	43	14	6	5

SOURCE: Mintel/Experian Simmons NCS/NHCS: Spring 2007 Adult Full Year—POP/Experian Simmons NCS/NHCS: Summer 2008 Adult Full Year—POP

FIGURE 29: Reasons for not belonging to a gym, by HH income, March 2009

Base: 1,631 adults aged 18+ with access to the internet whose gym membership has lapsed or who never had a membership

	All	< $25K	$25K-49.9K	$50K-74.9K	$75K-99.9K	$100K - 149.9 K	$150 K+
	%	%	%	%	%	%	%
Too expensive/cannot afford	50	59	53	48	45	40	22
I exercise somewhere else for free	37	31	34	42	41	45	46
Not worth the money	28	24	27	30	29	38	32
I participate in another type of exercise outside of the gym	25	22	21	27	28	33	38
I do not exercise	16	16	15	15	19	16	20
I would feel out of place in a health and fitness club	13	15	14	13	9	12	13
There is not one close to where I live/ inconvenient	12	13	11	11	12	12	10
None of the above	9	11	9	8	8	4	9

SOURCE: Mintel

Membership Renewal

Key points

- **The large majority of respondents with gym memberships would definitely or probably renew if their memberships expired today, demonstrating a high level of member satisfaction.**
- **Over-55s and those who earn more than $50K are more likely to say that they would definitely or probably renew.**
- **The most commonly cited reasons for not renewing are financially driven; fee discounts appear to be the most likely way to increase renewal rates.**

Large majority of current members would renew

- A large majority (86%) of Mintel respondents who currently have a health club membership would renew if their membership were to expire today. This suggests that member satisfaction is quite high on average, despite the fact that 21% of respondents say that they have switched gyms in the last year.

FIGURE 30: Probability of renewal, by gender, March 2009

Base: 369 adults aged 18+ with access to the internet who currently have a health club membership

	All %	Male %	Female %
Would definitely/probably renew (net)	**86**	**88**	**85**
I would definitely renew	48	45	52
I would probably renew	38	43	33
Would definitely/probably not renew (net)	**14**	**12**	**15**
I would probably not renew	10	10	9
I would definitely not renew	4	2	6

SOURCE: Mintel

Over-55s are more likely to renew

- Respondents over the age of 55 are somewhat more likely to say that they would definitely or probably renew (90% vs. 86% overall). Older members may be slightly easier to please with more basic equipment and have less tolerance for the hassle of switching gyms. Over-55s also display more certainly in their decision to renew, compared to under-55s, who are more likely to say "probably."

FIGURE 31: Probability of renewal, by age, March 2009

Base: 369 adults aged 18+ with access to the internet who currently have a health club membership

	All %	18-34 %	35-54 %	55+ %
Would definitely/probably renew (net)	**86**	**85**	**85**	**90**
I would definitely renew	48	43	47	57
I would probably renew	38	42	38	33
Would definitely/probably not renew (net)	**14**	**15**	**16**	**10**
I would probably not renew	10	12	12	5
I would definitely not renew	4	3	4	5

SOURCE: Mintel

Lower earners show lowest likelihood of renewing

- Respondents whose household earns less than $50K are the most likely to say that they would definitely not renew, suggesting that cost is a large factor in the decision. Above the $50K level, there does not appear to be significant skew in projected renewal.

FIGURE 32: Probability of renewal, by HH income, March 2009

Base: 369 adults aged 18+ with access to the internet who currently have a health club membership

	All	< $50K	$50K-99.9K	$100K+
	%	%	%	%
Would definitely/probably renew (net)	**86**	**83**	**87**	**88**
I would definitely renew	48	40	50	54
I would probably renew	38	43	37	34
Would definitely/probably not renew (net)	**14**	**17**	**12**	**12**
I would probably not renew	10	10	9	10
I would definitely not renew	4	7	3	2

SOURCE: Mintel

Most common reasons for not renewing are financially driven

- Among the small sample of just 50 projected non-renewers, the top four reasons cited are all related to membership cost. About 42% of these respondents say that they cannot afford to renew, and a smaller percentage (26%) flat out say that it isn't worth the money.
- Other factors such as inconvenient location, lack of child care, and feeling out of place were each cited by less than 20% of respondents who would probably or definitely not renew. This suggests that these factors have relatively minor impact in retaining existing members.

FIGURE 33: Reasons not to renew, March 2009

Base: 50 adults aged 18+ with access to the internet who would probably or definitely not renew their current gym membership

	All
	%
Too expensive/cannot afford	42
I can exercise somewhere else for free	38
Not worth the money	26
I can participate in another type of exercise outside of the gym	20
It is not close to where I live/inconvenient	18
To join a different gym	12
Lack of child care center/inadequate child care center	10
I no longer exercise	10
I feel out of place in a health and fitness club	8
None of the above	6